3-1-02

1124139



EXECUTION COPY

1-16143

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K





Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2002

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No X

THERE ARE A TOTAL OF 117 PAGES CONTAINED IN THIS MANUALLY SIGNED ORIGINAL.

Stock Purchase Agreement dated as of October 2, 2001 among Schering Aktiengesellschaft, SCIC Holdings LLC and Bayer AG. (Confidential Treatment Requested pursuant to Rule 24b-2 under the Securities Exchange Act of 1934).

WITNESSETH

WHEREAS, Aventis CropScience Holding (the "Company" or "Aventis CropScience") is a *société anonyme*, organized and existing under the laws of France, registered with the commercial register of Lyon under the number 403 102 114, and having its registered office at 55, avenue René Cassin – 69009 Lyon, France;

WHEREAS, the share capital of the Company amounts to EUR 1,283,865,387 and is divided into 427,955,129 shares with a nominal value of EUR 3 each;

WHEREAS, Aventis Agriculture ("Aventis Agriculture"), Hoechst Aktiengesellschaft ("Hoechst"), Schering Aktiengesellschaft ("Schering") and SCIC Holdings LLC ("SCIC") are the sole shareholders of the Company;

WHEREAS, as of the date hereof, Schering holds 84,883,930 shares in the Company and thus 19.83% of all shares in the Company (together with the Schering Director's Share, the "Schering CropScience Shares") and SCIC holds 17,825,300 shares in the Company and thus 4.17% of all shares in the Company (the "SCIC CropScience Shares") (the Schering CropScience Shares and the SCIC CropScience Shares collectively the "Company Shares" and each of the shares individually also an "Individual Company Share" and the above described percentage of the participations of each Seller at the Closing Date each a "Participation Quota" and the joint participations of Schering and SCIC (24 %) a "Joint Participation Quota);

WHEREAS, one (1) share (the "Schering Director's Share") is held by a current director of the Company (i.e., Prof. Klaus Pohle, the "Schering Director") who has acquired the share under a share loan agreement with Schering and whose Schering Director's Share will be acquired by Schering prior to Closing;

WHEREAS, the Company is engaged, directly and through subsidiaries, in various business activities, all of which form part of either the crop protection business, the

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[***] indicates terms for which confidential treatment requested pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

environmental science business or the green bioscience business, including without limitation the business of researching, developing, manufacturing and marketing of products and innovative solutions enabling growers to enhance yields and improve the quality of agricultural production including herbicides, insecticides, fungicides, seeds and link range (all of such business activities collectively the "Agricultural Business");

WHEREAS, Schering and SCIC (collectively the "Sellers" and each a "Seller") are interested in selling their Individual Company Shares and Bayer AG (the "Purchaser") is interested in purchasing the Company Shares;

WHEREAS, Aventis Agriculture and Hoechst as the other shareholders of the Company are also interested in selling their shares in the Company to Purchaser under a separate stock purchase agreement (the "Aventis SPA ") which shall be concluded and consummated concurrently herewith;

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1. CERTAIN DEFINITIONS

The following terms shall have the following meanings:

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such Person.

"Agreement" means this Stock Purchase Agreement including all Exhibits thereto.

"Applicable Law" means any statute, law, ordinance, rule, regulation or code of any Governmental Entity applicable to a specific legal entity or situation.

"Aventis" means Aventis, a *société anonyme*, organized and existing under the laws of France with a supervisory board, and having its registered offices in Schiltigheim, France.

"Aventis Group" means Hoechst, Aventis and any of their Affiliates other than the CropScience Group.

"Aventis Party" means Aventis Agriculture and Hoechst.

"Business Day" means any day that is not a Saturday, Sunday or any other day on which banks are required by Applicable Law to be closed in Paris, France, or Frankfurt am Main, Germany.

"Business Plan" means the business plan dated March 2001, an initialed copy of which has been handed over to Purchaser prior to the date hereof.

"Cash" means on a consolidated basis the sum of the following items as referred to and used in the Financial Statements 2000 and only with respect to the Consolidated Companies FD: cash; short term deposits; marketable securities (based on lower of historical cost or market value); if and to the extent relating to Aventis and its Affiliates other than the CropScience Group Companies, short term loans and current portion of long term loans less long term loans short term portion per the Management Accounts less short term loans receivable per Management Accounts; deposits and long term receivables from Aventis and its Affiliates other than the CropScience Group Companies; and any other cash and cash equivalent items (cf illustration in **Exhibit A**). Any cash-out on or before the Financial Date in connection with [***] shall be added to the other components of Cash as if such cash-out had not occurred. Any cash-in on or before the Financial Date in connection with [***] by any CropScience Group Company shall be deducted from the other components of Cash as if such cash-in had not occurred.

"Closing" means the consummation of the transactions to be performed at the Closing Date.

"Closing Drop Date" means the day [***] months after signing of this Agreement by Sellers.

"Consolidated Companies 2000" means the CropScience Group Companies which have been fully consolidated in the Financial Statements 2000 (i.e., including RP Japan).

"Consolidated Companies FD" means the CropScience Group Companies as listed in **Exhibit B**.

"Contractual Interest Rate" means, in respect of any calendar quarter, interest at a rate of EURIBOR (six months) as per the first Business Day of that calendar quarter in which the respective interest period starts, adjusted every new calendar quarter after such first Business Day to the then prevailing EURIBOR (six months), and ending on the day on which payment is received by the other party, and which interest shall be

calculated on the basis of the number of days elapsed during such period divided by 360, to be compounded annually.

"Controlled CropScience Group Companies" means all those CropScience Group Companies in which the Company directly or indirectly holds more than 50 % of the voting securities or which it otherwise directly or indirectly controls as if it were a majority shareholder.

"CropScience Group" means all CropScience Group Companies together.

"CropScience Group Companies" means the Company and the other companies listed in **Exhibit C** if the Company holds, directly or indirectly, at least 5 % of the voting securities of such listed companies.

"CropScience Real Estate" means all Operating Sites, Orphan Sites, Third Party Locations and Unknown Sites.

"Damage Control Expenses" means (i) out-of-pocket expenses incurred after the Closing Date to implement a Damage Control Measure, including without limitation the technical and analytical costs, excavations, transportation, storage, disposal, and treatment of polluted soil and groundwater, and (ii) costs and expenses, including fees, disbursements and expenses for legal counsel, experts and engineers related to the foregoing and incurred after the Closing Date; provided that costs and damages under (i) above are not resulting from (A) any change of use of a real estate, with the exception of any Full Closure or Partial Closure, or (B) a sale with the intention of or eventually causing a change of use of a real estate after the Closing Date, if such changed use or such sale pursuant to (A) or (B) requires the observation of higher environmental standards, and further provided that costs and damages under (i) above are kept as low as possible consistent with applicable requirements of Environmental Law and Permits; and finally provided that costs under (ii) above are commercially reasonably incurred. Expressly excluded from any costs or expenses outlined above are (i) internal administrative and overhead costs of implementation of Damage Control Measures and (ii) any damages resulting from any business interruption (including loss of profits). In the event that a Damage Control Measure is undertaken as part of a construction project, only the additional expenses incurred in connection with such construction project on account of the Environmental Contamination shall be considered a Damage Control Expense.

"Damage Control Measures" means any measures undertaken or payments made by any of the Environmental Indemnification Companies arising from any Environmental Damage and required by Environmental Law; provided that in case of

any third-party claim (*zivilrechtlicher Anspruch*) being the Environmental Damage the Environmental Law requirement shall not apply.

"Debtor Principle" means the principle that, unless otherwise explicitly provided in this Agreement, any liability of Sellers and sellers under the Aventis SPA vis-à-vis Purchaser shall be based upon the principle that (i) in relation to the sellers under the Aventis SPA, Sellers shall only be liable as partial debtors (*Teilschuldner)* and that (ii) Sellers shall be liable as joint and several debtors.

"Disclosure Letter" means the letter dated October 1, 2001 which is attached hereto as **Exhibit D** and in which certain disclosures referenced to in Section 7 are made.

"Environmental Contamination" means any pollutants, contaminants or other substances (including liquids, solids, gases) that are present in or on constructions, buildings, premises, structures, fixtures, surface water, soil air, soil or ground water that, pursuant to Environmental Law applicable at the location of the Environmental Contamination, need to be cured.

"Environmental Damage" means any liability or obligation (actual or contingent as of the Closing Date) of an Environmental Indemnification Company arising from any Environmental Contamination that (i) exists on the CropScience Real Estate on the Closing Date, or (ii) has migrated from the CropScience Real Estate on or prior to the Closing Date, or (iii) has otherwise been caused by an Environmental Indemnification Company on or prior to the Closing Date; all provided that such liability or obligation shall only be regarded as Environmental Damage if and to the extent it was neither caused nor aggravated by any activities attributable to Purchaser or an Environmental Indemnification Company after the Closing Date.

"Environmental Indemnification Companies" means the Company and all CropScience Group Companies except the Participations and, if held liable by third parties or Governmental Entities, the Purchaser.

"Environmental Law" means all federal, state and local French and non-French statutes, regulations, ordinances and similar provisions, including common law having the force or effect of law, and Generally Accepted Industry Standards, concerning as legislative objective or in the individual case the protection of public health or protection of the environment, as such laws are in effect prior to or on the Closing Date, and, in case such laws are not "self-executing", all judicial and administrative orders and determinations based on such laws and which are necessary to impose a compulsory requirement to remediate Environmental Contamination.

"Environmental Notification" means a written notification by Purchaser to Sellers with respect to an Environmental Contamination that it or any Environmental Indemnification Company, (i) has received a claim raised against Purchaser or any of the Environmental Indemnification Companies by a third party, (ii) has received an order issued to Purchaser or any Environmental Indemnification Company by any Governmental Entity, or (iii) deems itself obliged to undertake a Damage Control Measure as a result of any self-executing law.

"Estimated Net Debt Position" means the Net Debt Position as calculated from the Management Accounts as of the last day of the month prior to the Financial Date and in case of the applicability of Section 5.4 the amount set forth in Section 5.4.

"Estimated Working Capital" means the Working Capital as calculated from the Management Accounts as of the last day of the month prior to the Financial Date and in case of the applicability of Section 5.4 the amount set forth in Section 5.4.

"Financial Debt" means on a consolidated basis, and only taking into account the Consolidated Companies FD, the sum of the following items as referred to and used in the Financial Statements 2000: bank overdrafts; short term borrowings; current portion of long term debt; long term debt; and any other interest bearing debt (cf illustration in **Exhibit A**).

"Financial Statements 2000" means the audited "Combined Financial Statements" of the Company for the business year ended on December 31, 2000, as attached in **Exhibit E**. Any presentation of results of financial conditions for the years 1998 or 1999 contained in such Exhibit shall not be regarded as part of the Financial Statements 2000 as herein defined.

"Financial Statements 2001" means the consolidated audited financial statements of the Company for the business year ending on December 31, 2001 which are to be established by the Company for the determination of certain financial positions, including certain liabilities, for purposes of this Agreement in accordance with the rules provided in Section 4.18.

"Financial Statements as of the Financial Date" means interim consolidated audited financial statements of the Company for the Consolidated Companies FD as of the Financial Date which are to be established in accordance with the rules provided in **Exhibit K**.

"French GAAP" means French Generally Accepted Accounting Principles.

"Full Closure" means the termination of all Operational Activities on an Operating Site.

"Fully Owned" used with respect to any group of CropScience Group Companies means such CropScience Group Companies that are either directly or indirectly 100 % owned by Aventis CropScience.

"Funded Plans" means any Plan to the extent providing for retirement benefits if and to the extent it is intended to be financed through an external provider (e.g., trust funds, insurance companies, foundations etc.).

"Generally Accepted Industry Standards" means, as to any specific country, the average environmental standards applied by the peer multinational agrochemical companies, or, if not existing, chemical companies in that specific country.

"Governmental Entity" means any foreign or domestic government, agency, governmental department, commission, board, bureau, court or instrumentality or any state or other political or territorial subdivision thereof (whether now or hereafter constituted and/or existing) and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Lien" means any lien, pledge, mortgage, deed of trust, security interest, charge, option, right of first refusal, easement, servitude, transfer restriction or other similar limitation whatsoever.

"Management Accounts" means the management accounts described in the "Aventis Reporting Guide", Aventis Group definitions, version 2.0 and the "Aventis Accounting Policies", version 3.0, dated October 26, 2000.

"Material CropScience Companies" means the CropScience Group Companies listed in **Exhibit F**.

[***]

"Net Debt Position" means the Financial Debt less Cash.

"Non-Fully Owned" used with respect to any group of CropScience Group Companies means such CropScience Group Companies that are neither directly nor indirectly 100 % owned by Aventis CropScience.

"Operating Sites" means all sites operated or rented out by any Environmental Indemnification Company at the Closing Date; provided that the term "operated" shall incorporate all Operational Activities; and further provided that the term "operated"

shall not refer to any location operated by any third party for purposes of storage, treatment or disposal of waste.

"Operational Activities" means (i) with respect to the crop protection and environmental science business: all activities relating to manufacturing (active ingredients and intermediates production, formulation, filling, packaging, warehousing, waste treatment and disposal), R&D including field development farms, warehousing for the purposes of distribution, and administration, as well as (ii) with respect to the bioscience business: all activities relating to breeding & product development, manufacturing (field production, seed cleaning, treatment, filling, packaging, warehousing), R&D, warehousing for the purposes of distribution, and administration; provided that the term Operational Activities excludes contract and toll manufacturing arrangements under which a third party is the manufacturer.

"Orphan Sites" means the 2 sites listed in **Exhibit G** that are labeled "Schering Sites".

"Partial Closure" means the termination of Operational Activities of any Environmental Indemnification Company on an Operating Site if such termination with regard to the respective site (i) relates to more than 25 % of the building space used by Environmental Indemnification Companies on such site, or (ii) presumably leads to a decrease of more than 25% of full-time employees of the Environmental Indemnification Companies on such site.

"Participation" means any CropScience Group Company in which the Company, directly or indirectly, holds less than 25 % of the voting securities.

"Permits" means permits, licenses, certificates, accreditations or other authorizations or consents of Governmental Entities.

"Permitted Liens" means with respect to any real estate or asset any Lien which (i) is imposed by Applicable Law, or (ii) in case of a security for Financial Debt, is granted for debt fully reflected in the books and records of a CropScience Group Company or (iii) in case of a servitude, easement or similar limitation, does not materially negatively affect the use of the relevant asset whereby negative effects to the extent already included in the operational result as reflected in the Financial Statements 2000 shall never be regarded as relevant.

"Person" means any individual, partnership, joint venture, corporation, limited liability company, trust, association, Governmental Entity or other entity.

"Reference Working Capital" means EUR 2,157 million.

"Schering Party" means Schering and SCIC.

"Social Contributions" means any mandatory social security contributions (e.g., in Germany: health insurance, care insurance (*Pflegeversicherung*), unemployment insurance, state pension schemes (*Rentenversicherung*) under Applicable Law to the extent to be borne by an employer with respect to the employment under such Applicable Law.

"Subsidiary" means with respect to any Person, a corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares or stock entitled to vote at a general meeting (i.e. shareholders' meeting) (without regard to the occurrence of any contingency) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons control the managing board or the general partner of such partnership, association or other business entity.

"Tax" means any federal, state or local tax within the meaning of Section 3 of the German Tax Act (*Abgabenordnung*), including any interest, penalties or additions to tax or additional amounts with respect to the foregoing, all of the foregoing applying worldwide.

"Tax Authority" means any Governmental Entity, agency, body or other regulatory authority that is responsible for the assessment, administration or collection of any Taxes in any jurisdiction.

"Tax Benefit" means any Tax refund, Tax credit or other present or future Tax reduction realized; provided that any increases of a Tax loss carry-forward shall only be deemed to be realized to the extent that it can be used in the foreseeable future using a discount interest rate of 4.5% p.a.

"Tax Return" means any return, report, declaration, or similar written statement including any schedule or attachment thereof or amendment thereto required to be filed with any Tax Authority in respect of any Tax.

"Third Party Locations" means (i) the 54 sites listed in **Exhibit H**, (ii) the sites listed in **Exhibit I** (such sites also referred to as the [***]), (iii) all sites that at the Closing Date are neither owned, nor occupied (*Besitz*) nor operated, but previously have been either owned, occupied (*Besitz*) or operated by any Environmental Indemnification Company or any predecessor of such companies; provided that the term "operated" shall incorporate all Operational Activities; and further provided that the term "operated" shall include any location operated by a third party for purposes of storage, treatment or disposal of waste and used, either previously or at the Closing Date, by any Environmental Indemnification Company or any predecessor of such company for purposes of storage, treatment or disposal of waste.

"Unknown Sites" means any location other than the sites listed in **Exhibit G** that are labeled "Aventis Sites" (i) where any Environmental Indemnification Company is liable (actual or contingent liability as of the Closing Date) for an Environmental Contamination, and (ii) which neither forms part of the Operating Sites, nor the Orphan Sites, nor the Third Party Locations; provided that all sites that are at the Closing Date operated or have prior to the Closing Date been operated by a third party as a toll or contract manufacturer for any Environmental Indemnification Company shall be regarded as an Unknown Site.

"US GAAP" means United States Generally Accepted Accounting Principles, as applicable for non-US registrants regulated by the United States Securities and Exchange Commission.

"Working Capital" means on a consolidated basis, and only taking into account the Consolidated Companies FD, the sum of the following items as referred to and used in the Financial Statements 2000 (cf illustration in **Exhibit A**):

(i) net inventories; net trade accounts and notes receivable; accrued income; state/other/debit (value added tax receivable) per the Management Accounts; prepaid expenses and accrued interest; receivables from insurance carriers; service fees receivable; employee advances; short term loans and current portion of long term loans (other than those included in Cash) less short term loans receivable from Aventis per the Management Accounts (other than those included in Cash); unrealized gains on financial instruments entered into with parties other than Aventis; and other current assets ("other"),

reduced by the sum of the following items:

(ii) trade accounts and notes payable; state/other/credit (value added tax payable) per the Management Accounts; payables related to fixed asset acquisitions other than payables related to [***]; personnel and social charges less social institutions/liability per the Management Accounts; accrued expenses; deferred income; accrued interest payable; unrealized losses on financial instruments with parties other than Aventis and other current liabilities ("other").

2. TRANSACTIONS FORMING THE SALE AND TRANSFER OF THE CROPSCIENCE GROUP

2.1 Certain Dates. The following dates shall have the following meanings and shall occur as described:

(a) "Financial Date" shall be (i) the last calendar day of the month preceding the Closing if the Closing takes place not later than on the tenth (10th)day of the following month or (ii) the last calendar day of the month in which the Closing occurs if the Closing takes place on the last calendar day of such month; it being understood that in any case the Financial Date shall always be 24:00 hours local time in each jurisdiction affected; provided that subject to the content of the Tax Ruling, Schering may request that, if applicable, the Financial Date shall be January 1, 2002, 00:01 hours instead of December 31, 2001, 24:00 hours, which rule shall also apply if Hoechst requests such shifting of the Financial Date pursuant to Section 2.1(a) of the Aventis SPA.

(b) "Closing Date" shall be the fifth (5th) Business Day following the day at which all conditions set forth in Section 3.1 have been fulfilled; provided, that if the Closing Date would occur in accordance with the foregoing (or as elected by Purchaser as provided hereinafter) after the tenth (10th)day of a month, it shall occur on the last day of such month; provided that if the closing conditions are fulfilled after December 3, 2001 and before January 9, 2002, Purchaser may elect that the Closing Date may occur on any Business Day up to fifteen (15)

Business Days after such fulfillment of closing conditions; provided further that Purchaser may elect to defer a Closing which would otherwise occur between January 2 and 9 to the last day of that month; further provided that if the last day of any relevant month is not a Business Day, the Closing Date will occur on the first Business Day of the following month, all unless otherwise mutually agreed by Sellers, sellers under the Aventis SPA and Purchaser in writing. The Closing Date shall be deemed to have occurred if Purchaser has received the ownership, i.e. full legal title, of the Company Shares and each Seller has received its portion of the Purchase Price as set forth in Section 5.1.

(c) It is understood that upon request of Sellers, the parties shall discuss in good faith how to procure that the Closing can occur in 2001 taking into account the financing requirements of Purchaser; provided that all closing conditions set forth in Section 3.1 shall have been fulfilled.

2.2 Workers' Council. Sellers and Purchaser acknowledge that Aventis presented the transactions contemplated by this Agreement and the Aventis SPA in accordance with statutory requirements to the workers' councils of the Company and of Aventis. In accordance with Applicable Law, the workers' council of the Company was duly informed and the workers' council of Aventis was duly informed and consulted and rendered an opinion (*avis*).

2.3 Sale and Transfer of the Schering CropScience Shares.

(a) Schering hereby sells to Purchaser the Schering CropScience Shares, including all dividend rights and all other ancillary rights related to the Schering CropScience Shares. Purchaser hereby purchases the Schering CropScience Shares. The purchase and sale of the Schering CropScience Shares shall have economic effect as of the Financial Date.

(b) Subject to the terms and conditions stated hereinafter, Schering shall transfer to Purchaser the Schering CropScience Shares at the Closing Date by (i) executing a transfer deed (*ordre de*

mouvement) in form as attached as **Exhibit 2.3(b)** (the "Transfer Deed") and (ii) Purchaser shall accept such transfer; provided that the transfer of the Schering CropScience Shares shall be effected by way of counter-performance (*Zug-um-Zug*) (i.e., the payment of the respective portion of the Purchase Price due under Section 5.1 below to each Seller).

2.4 Sale and Transfer of the SCIC CropScience Shares.

(a) SCIC hereby sells to Purchaser the SCIC CropScience Shares, including all dividend rights and all other ancillary rights related to the SCIC CropScience Shares. Purchaser hereby purchases the SCIC CropScience Shares. The purchase and sale of the SCIC CropScience Shares shall have economic effect as of the Financial Date.

(b) Subject to the terms and conditions stated hereinafter, SCIC shall transfer to Purchaser the SCIC CropScience Shares at the Closing Date by (i) executing a Transfer Deed and (ii) Purchaser shall accept such transfer; provided that the transfer of the SCIC CropScience Shares shall be effected by way of counter-performance (*Zug-um-Zug*) (i.e., the payment of the respective portion of the Purchase Price due under Section 5.1 below to each Seller).

2.5 [deliberately left blank].

2.6 [deliberately left blank].

2.7 Closing Transactions.

(a) The closing of the sale and transfer of the Company Shares shall take place on the Closing Date at Frankfurt am Main. The transfer of any shares shall be implemented pursuant to Applicable Law. The "Closing Time" shall be deemed to occur in each jurisdiction affected at 24.00 hours (local time) on the respective date.

(b) [deliberately left blank]

(c) On the Closing Date, Schering shall deliver or cause to be delivered to Purchaser Transfer Deeds duly executed by itself and SCIC as referred to in Section 2.3(b) and 2.4(b).

(d) On the Closing Date, Purchaser shall pay to each Seller its respective portion of the Purchase Price pursuant to Sections 5.1 and 5.2 below.

(e) Following the Closing, each party shall execute any additional documents or perform such acts or measures as reasonably required by any other party which are necessary or reasonably advisable to fully consummate the relevant transactions to be consummated hereunder; provided that no party is obliged to assume any particular costs not otherwise contemplated in this Agreement as a result of the foregoing.

3. CONDITIONS TO CLOSING

3.1 Conditions to the Parties' Obligations. The obligation of the parties hereto to consummate the sale and transfer of the Company Shares as contemplated by this Agreement and to be performed on the Closing Date is subject to the satisfaction of the following conditions (each of which – except for the condition stated in (a) below – may be partially or entirely waived by all the parties hereto in their sole discretion with respect to the respective party's obligation to close) as of the Closing Date; provided, however, that the closing conditions set forth in para. (c) of this Section 3.1 shall only be for the benefit of Schering, and further provided that the conditions described below must be fulfilled in respect of the sale and transfer of all Company Shares.

(a) The sale and transfer of the Company Shares as contemplated by this Agreement can be lawfully consummated under any European and national antitrust regulation applicable in the European Economic Area ("*Europäischer Wirtschaftsraum*") (the "EU Regulation") and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the "HSR Act") or other U.S. antitrust law and any national antitrust regulations applicable in Canada.

(b) Unless otherwise specifically provided in this Agreement, each of the parties shall have in all material respects duly performed and complied with all of its covenants and obligations in this Agreement (other than Section 11.9(d)) required to be so performed or complied with by the party concerned prior to the Closing Date.

(c) Schering shall have received a tax ruling (the "Tax Ruling"), reasonably satisfactory to Schering in its sole discretion, relating to certain aspects of the transaction as further outlined in **Exhibit 3.1(c)**. It being understood that Schering undertakes to file within one (1) month after the date hereof with the competent Tax Authorities a request to render such Tax Ruling and that Schering may amend any such filing (or, if this is not possible or useful, may submit a new filing) as it deems necessary or useful within the scope of the outline contained in **Exhibit 3.1(c)**. It being understood that the closing condition set forth in this Section 3.1(c) shall not be satisfied unless the current draft for amending the German Tax Reorganization Act (*Entwurf zum Unternehmenssteuerfortentwicklungsgesetz*) will come into force in such way that any amendment (in particular relating to Section 26(2) of the German Tax Reorganization Act) will not extend holding periods applicable to Schering and relating to the combination of its former agricultural businesses with Hoechst's agricultural business (such combination now being part of the CropScience Group) and thereby cause a Tax liability of Schering if the transfer of the Company Shares is consummated hereunder.

(d) Between the date hereof and the Closing Date, there have not been one or more events relating to a CropScience Group Company or the CropScience Group as a whole, each material by effect taking the CropScience Group as a whole, that have or would reasonably be expected to have, individually or in the aggregate, an adverse effect on the business results, operations, financial condition or prospects of the Agricultural Business which results in a decrease of the enterprise value of the CropScience Group during the period between the date hereof

and the Closing Date of at least EUR [***]; provided that any change, development, occurrence or condition, including changes of Applicable Law or of the interpretation of Applicable Law by Governmental Entities, resulting from general economic conditions or in the business sector in which the CropScience Group operates shall not be taken into account; and provided further, that any change, development, occurrence or condition that gives rise to any claim against Sellers or any third party, in particular against any insurers, shall, to the extent of such coverage (in case of doubt to be guaranteed by Sellers) also not be taken into account. In case of recurring items, for purposes of determining the reduction of the enterprise value as of the Closing Date the computation of such reduction shall be based upon a multiplier of [***] of the aggregated EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) of the CropScience Group Companies to the extent affected by the events relevant hereunder; provided, however, that, in case of items not recurring indefinitely, such reduction shall not exceed the discounted loss of profits caused by the relevant event(s) (never exceeding a [***] multiplier).

(e) The closing conditions contained in Sections 3.1 (a) through (d), (f) and (g) of the Aventis SPA shall have been satisfied (or waived if permissible).

3.2 Non-Fulfillment of Closing Conditions. No party is entitled to refuse or delay the consummation of any of the transactions contemplated hereunder for any other reason than the non-satisfaction of any condition set forth in Section 3.1; provided that no party shall be obliged to consummate the transactions contemplated hereunder unless it is ensured that the transactions contemplated under the Aventis SPA are consummated simultaneously herewith. If the non-fulfillment of any closing condition described in Section 3.1(b) and 3.1(c) above, results from or may be attributable to, a breach of any covenant or obligation hereunder by any party, then the breaching party shall not be entitled to the benefit of this condition. It shall consequently not be entitled to refuse or to delay the consummation of any of the

transactions contemplated hereunder on account of the non-satisfaction of any closing-condition so affected by the respective party's own behavior.

3.3 Exemption of Certain Transactions. If and to the extent the transactions to be performed on the Closing Date cannot be fully performed in specific countries with respect to still pending merger control proceedings or other regulatory reasons despite the fulfillment of all closing conditions set forth in Section 3.1, the transactions to be performed on the Closing Date shall be performed to the maximum extent legally possible. Sellers jointly with sellers under the Aventis SPA and Purchaser shall in such case agree on all appropriate measures, including "hold separate" arrangements, so that the affected countries can be exempted for the time being (until consummation is permitted) from the consummation of the remaining transaction. If the respective requirements are not met by [***], Sellers jointly with the sellers under the Aventis SPA as well as Purchaser may request a sale of the companies concerned to a third party, which sale shall be effected for the account of Purchaser and to the extent legally permissible in accordance with the instructions reasonably given by Purchaser. The foregoing shall neither (i) delay the Closing Date nor (ii) affect the obligation of Purchaser to pay the full amount of the Purchase Price at the Closing Date.

3.4 Mac Determination and Breach of Rep Determination. In the event that Purchaser determines that the condition set forth in Section 3.1(d) has not been satisfied, it shall promptly notify Aventis Agriculture and Schering of such determination and provide Aventis Agriculture and Schering with a written statement briefly setting forth the basis for such determination (a "MAC Determination Notice"). In the event that Aventis Agriculture disagrees with such determination, it will pursuant to the Aventis SPA within five (5) Business Days of receipt of such notice and statement from Purchaser, notify Purchaser of such disagreement and provide Purchaser with a statement briefly setting forth the basis for such disagreement (a "MAC Dispute Notice"). Such disagreement will then promptly be submitted for resolution to [***]. In the event none of such firms being asked in the aforementioned order is prepared to act hereunder including to comply with the

timetable provided hereinafter, each party is entitled to ask the President of the *Wirtschaftsprüferkammer, Düsseldorf* to nominate an independent, internationally recognized firm to act as an appraiser hereunder (any of the two firms mentioned above or the aforementioned appraiser hereinafter the "Special Appraiser"). The Special Appraiser will be directed to make a determination within fifteen (15) Business Days after engagement of whether the condition set forth in Section 3.1 (d) has been satisfied or not, and which determination (the "Final MAC Determination") will be final and binding upon all parties of the Aventis SPA and this Agreement. It being understood that in case of dispute about the calculation of the reduction of the enterprise value (including the applicability of the 7.2 multiplier and its effects or the amount of the discounted loss of profits), the Special Appraiser will decide on the basis of what it deems fair and equitable (*ex aequo et bono*).

The condition set forth in Section 3.1(d) shall be deemed not to have been satisfied during the period between the delivery of a MAC Determination Notice and the delivery of the Final MAC Determination.

Following the delivery of the Final MAC Determination, (i) if the condition set forth in Section 3.1(d) has been determined to not have been satisfied, this Agreement may be terminated pursuant to Section 13.1(b) subject to the terms and conditions of such provision, and (ii) if the condition set forth in Section 3.1(d) has been determined to have been satisfied, it shall for all purposes be deemed to have become satisfied at the date the Closing Date would have otherwise occurred and thereafter without regard to the proceedings initiated pursuant to this Section 3.4. In the event that following delivery of a MAC Determination Notice, Aventis Agriculture fails to deliver a MAC Dispute Notice within the time period specified above for that purpose, the condition set forth in Section 3.1(d) shall be deemed for all purposes to have not been satisfied, and either party may thereafter terminate this Agreement pursuant to Section 13.1(b), subject to the terms and conditions of such provision. Until the Final MAC Determination has been rendered neither party is permitted to terminate this Agreement according to Section 13.1(b). If Purchaser

wrongfully alleged a non-satisfaction of the condition set forth in Section 3.1(d), the Closing Drop Date shall be postponed for a period of five (5) Business Days after the Final MAC Determination, if this is after the Closing Drop Date, and the parties shall close the transactions contemplated to be closed at the Closing Date before any such new Closing Drop Date if all other closing conditions are fulfilled as provided for in this Agreement. The cost of the Special Appraiser shall be allocated by applying Section 91 German Civil Procedure Code accordingly. Sellers acknowledge that advance payments to the Special Appraiser will, according to the Aventis SPA, be made by Aventis Agriculture and Purchaser in equal amounts.

The foregoing shall apply, *mutatis mutandis*, in case of a dispute between the parties whether the closing condition set forth in Section 3.1(b) is fulfilled or not; provided that Schering will be a party of the dispute instead of Aventis Agriculture in case of alleged breaches of covenants by Sellers; and further provided that the breach must be determined by a law firm to be nominated by the President of the International Chamber of Commerce.

4. COVENANTS

4.1 General. Subject to the terms of this Agreement and, in particular, subject to Section 4.6, and without limiting the obligations of the parties specified otherwise in this Agreement, each party shall perform its obligations hereunder and shall exert its best efforts to cause each of the conditions set forth in Section 3.1 to be satisfied as soon as possible. No party shall have any right to delay or refuse the Closing for any other reason than the non-fulfillment of the conditions set forth in Section 3.1. Subject to Section 3.1 (d), in no event shall an improvement or deterioration of the Agricultural Business, nor events affecting the Agricultural Business be a reason to delay or refuse the Closing. The same rule applies for any missing consent, approval or authorization by, permit from, or declaration, filing or registration with, any governmental or regulatory authority, or any other person or entity, required to be made or obtained for the consummation of this Agreement with respect to merger control legislation other than as

provided in Section 3.1(a), foreign investment or foreign securities and exchange legislation which shall also not prevent or delay the Closing. Section 3.3 shall remain unaffected.

4.2 Instruction Letter. Sellers, if and to the extent legally possible, shall procure that the board of directors (*conseil d'administration*) of Aventis CropScience resolves upon the guidelines set forth in the letter dated October 1, 2001 (the "Instruction Letter"), a copy of which is attached hereto as **Exhibit 4.2**, such resolution to be passed at the date hereof at the latest. Such guidelines contained in the Instruction Letter shall neither be revoked nor changed prior to the Closing Date without the prior written consent of Purchaser, such consent of Purchaser not to be unreasonably withheld or delayed. Sellers, if and to the extent legally possible, shall procure that the board of directors of the Company shall not grant any consents required to be given under the Instruction Letter without Sellers' consent. After the date of the Instruction Letter, no Seller has granted or shall grant any such consent without the prior written consent of Purchaser, which shall not be unreasonably withheld or delayed.

If any Seller becomes aware that such instructions have not been or are not followed, it shall promptly inform Purchaser and shall take all reasonable steps to ensure that these instructions are being followed to the extent reasonable and legally and practically feasible. For the avoidance of doubt: Nothing contained in this Section 4.2 shall be construed as an obligation of Sellers or any Seller to actively manage the Agricultural Business. For further avoidance of doubt: Sellers shall only be liable for their own behavior and not for the behavior of any seller under the Aventis SPA.

4.3 Dividend Distribution. Sellers, if and to the extent legally possible, shall procure that no dividend or dividend distribution be paid or declared by Aventis CropScience between and including the Financial Date and the Closing Date. For the avoidance of doubt: Sellers shall only be liable for their own behavior and not for the behavior of any seller under the Aventis SPA.

4.4 Sellers' Nominees. Upon request by Purchaser and if and to the extent legally possible, Sellers shall jointly with the sellers under the Aventis SPA or, if legally possible, individually cause the resignation or revocation of appointment of such members of the board of directors of Aventis CropScience who are not officers of the CropScience Group as timely designated by Purchaser, either as of the Closing Date, if legally possible, otherwise with effect as soon as possible thereafter. If and to the extent legally possible, Sellers shall jointly cause such persons to become members of the board of directors as are nominated by Purchaser, such appointment to become effective as of the Closing Date if legally and practically feasible, otherwise as soon as possible thereafter. For the avoidance of doubt: Sellers shall only be liable for their own behavior and not for the behavior of any seller under the Aventis SPA.

4.5 Access and Information. Sellers, to the extent legally possible and to the extent legally permissible under applicable antitrust laws shall procure, that after the signing of this Agreement through the Closing Date, Purchaser and its representatives and advisors shall have (i) regular access to the members of the executive committee of the Company (i.e., as of the date hereof: [***]) to receive updates of important new developments relating to the Agricultural Business which are reasonably expected to be of potential interest to Purchaser, (ii) reasonable access to key personnel of the Material CropScience Companies which Purchaser reasonably requires for the transfer of the management of the Agricultural Business and the integration of the organizations including the electronic data processing systems, and (iii) shall have the opportunity to set up integration teams on a country-by-country basis or by corporate functions (maximum 5 people from Purchaser and 5 people from the local Material CropScience Company in each country or, respectively 5 people selected by function to be agreed between the CEO of the Company and Purchaser's CEO of the agricultural business). It being understood that any access to personnel of the relevant Controlled CropScience Group Companies (other than the members of the executive committee) by Purchaser under (ii) and (iii) above shall require the prior written consent (e-mail sufficient) of the relevant member of the executive committee of the Company being responsible for the area of information to which access is requested or

by the CEO of the Company in case of absence of the relevant member of the executive committee; provided that individual contacts, consuming reasonable time, among the integration teams with respect to integration matters do not require further approval under the foregoing once such integration teams have been set up. Any request of such consent shall be made in writing to such responsible member of the executive committee with a copy to a liaison officer of Aventis, initially to be [***]; provided that prior to any such request relating to the establishment of integration teams, Purchaser shall duly consult with Aventis Agriculture. The required consent of the relevant member of the executive committee or, respectively, CEO of the Company, may not be unreasonably withheld (balancing the legitimate interests of the Company and of Purchaser); provided that internally among Sellers and the executive committee, Sellers (jointly with sellers under the Aventis SPA) may give with respect to information reasonably specified instructions not to grant access if they believe that such access is detrimental to the interests (i.e., performance and confidentiality which as a result of the aforementioned balancing is to be maintained vis-à-vis Purchaser) of the Agricultural Business or neglecting the continued control of Sellers (jointly with sellers under the Aventis SPA) over the Agricultural Business. Sellers shall within one (1) Business Day inform Purchaser about any such instructions.

To the extent access pursuant to (ii) and (iii) above has been denied and Purchaser is not in agreement therewith, the matter shall be discussed within three (3) Business Days by the Chief Financial Officers of Aventis and Purchaser with a view to amicably settle the matter. To the extent that no agreement can be reached, Purchaser will not be granted access to the extent in dispute.

It being understood that any breach of covenants by Sellers contained in this Section 4.5 (ii) and (iii) shall not delay or prevent the Closing (cf. Section 3.1(b)) and that the only remedy of Purchaser under this Section 4.5 (ii) and (iii) is to claim damages from any breaching Seller.

For purposes of this Section 4.5 Aventis CropScience UK Ltd. shall be deemed to be a Material CropScience Company.

Sellers shall only be liable for their own behavior and not for the behavior of any seller under the Aventis SPA.

4.6 Antitrust Regulatory Approvals.

(a) Sellers and Purchaser shall, without undue delay and as promptly as practicable and in order to facilitate prompt consummation of the transactions contemplated hereby, file or cause to be filed with any antitrust authorities any notifications required to be filed under any laws or regulations that are applicable to the transactions contemplated hereby (collectively, the "Antitrust Filings"). Antitrust Filings that are not required to be made personally by any of the parties shall be made by Purchaser. Sellers and Purchaser shall diligently cooperate to (i) make the Antitrust Filings each at their respective costs without undue delay, and (ii) respond to any requests for additional information made by any applicable antitrust authorities in a timely, complete and correct manner.

(b) Without limiting Sections 4.6(a) and 4.6(c) hereof, Purchaser will use reasonable efforts to (i) comply as promptly as practicable with all applicable antitrust authorities' requirements applicable to the transactions contemplated by this Agreement with the purpose of obtaining all necessary consents; provided that such requirements are commercially reasonable and acceptable for Purchaser, (ii) avoid the issuance of, or to have vacated or terminated, any decree, order, or judgment of any antitrust authority or court that would restrain, prevent or delay the Closing, including without limitation defending through litigation on the merits any claim asserted in any court by any party.

If the closing condition set forth in Section 3.1(a) has not been fulfilled within a reasonable time-period after the execution of this Agreement, Purchaser shall, furthermore, use all commercially reasonable efforts to obtain promptly all consents of any applicable antitrust authority necessary for the Closing. This includes without limitation an obligation of Purchaser (i) to take any and all steps necessary to avoid or eliminate each

and every impediment under any antitrust, competition, or trade regulation law that may be asserted by any applicable antitrust authority or any other party with respect to the transaction contemplated hereby in order to enable the Closing to occur as soon as possible and (ii) to propose, to negotiate, commit to and effect by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such of the assets or businesses of Purchaser or of the assets, businesses or shares acquired by it hereunder as may be required to have the closing condition set forth in Section 3.1(a) satisfied, (i) and (ii) to the extent commercially reasonably acceptable for Purchaser.

(c) Sellers and Purchaser shall promptly notify each other of any material communication to the respective party from any applicable antitrust authority and consult with each other regarding any proposed communication to an applicable antitrust authority. Sellers jointly with sellers under the Aventis SPA and Purchaser shall furthermore consult with each other regarding any meeting with any applicable antitrust authority in respect of any filings, investigation or other inquiry, and to the extent appropriate give the respective other party the opportunity to attend and participate thereat. Subject to the joint defense privilege, Sellers jointly with sellers under the Aventis SPA and Purchaser will coordinate and fully cooperate with each other in exchanging (either directly or through counsel) such information (such exchange of information except for business secrets or otherwise confidential information if an exchange of information is not required to obtain any required antitrust approvals or otherwise to cause the closing condition contained in Section 3.1(a) to be satisfied) and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act and the EU Regulation or in connection with other consents. Sellers and Purchaser and their respective representatives shall exchange copies of correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or any of its

representatives, on the one hand, and any applicable antitrust authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby. Notwithstanding Purchaser's right to file reasonable legal remedies, Aventis Agriculture shall have the right to require that the parties file reasonable legal remedies against any restraining order or use reasonable efforts to obtain such an order; provided that any such request vis-à-vis Purchaser shall be made in writing.

(d) Sellers and Purchaser, furthermore, agree that in case of any restraining order being issued or threatened to be issued by a competent antitrust authority, or court or, in case that U.S. antitrust authorities threaten to seek such an order from a court of competent jurisdiction, at the request of Aventis Agriculture, Sellers jointly with sellers under the Aventis SPA and Purchaser will separate at any given time such part of the Agricultural Business as will be necessary to allow the transfer of the Company Shares and of the shares sold under the Aventis SPA, unless such separation would materially alter the Agricultural Business. Sellers agree that they will (jointly with sellers under the Aventis SPA) transfer such separated Agricultural Business at the cost and for the account of Purchaser to any third party as directed by Purchaser if permissible under applicable antitrust provisions. It is understood that any such separation will not give Purchaser the right to delay the Closing and/or to withhold all or part of Purchase Price or to make adjustments thereto. Moreover, it will be exclusively Purchaser's obligation to provide on its own account and risk an appropriate "hold separate structure" for such separated parts of the Agricultural Business, including a transfer of such separated parts to a third party not objectionable to the antitrust authorities. Aventis Agriculture, acting on behalf of Sellers and on behalf of the sellers under the Aventis SPA, shall be entitled to set up any such appropriate hold separate structure at Purchaser's costs if Purchaser does not set up any such structure within two (2) weeks after an (formal or informal) agreement has been reached with or a

respective order has been issued by the relevant antitrust authorities or courts and Sellers shall be obligated to cooperate with Aventis Agriculture regarding the implementation of such structure.

4.7 [deliberately left blank].

4.8 Payment of Debt.

(a) [deliberately left blank]

(b) Sellers hereby assume full responsibility (*selbständige Erfüllungsgarantie*) that within ten (10) Business Days after the Closing Date Sellers and their respective Subsidiaries, (other than the CropScience Group Companies) shall repay the financial debt owed by any of them to any of the Controlled CropScience Group Companies regardless of any due dates.

(c) [deliberately left blank]

(d) For the avoidance of doubt: Subject to any rights specifically set forth in this Agreement, Sellers do neither jointly nor individually assume any responsibility vis-à-vis Purchaser for any detriments of any of the CropScience Group Companies or any party hereto in case of a termination or deterioration of terms of credit or other financing agreements between the CropScience Group Companies and third parties in connection with the transactions contemplated herein. In case of a termination of any such credits or other financing agreements, Purchaser shall hold Schering and any of its Subsidiaries (other than the CropScience Group) free and harmless from any claims of the banks primarily directed against the respective CropScience Group Companies.

(e) [deliberately left blank]

(f) In case of disputes pursuant to this Section 4.8, the following shall apply: Sellers and Purchaser shall forward any dispute arising out of para. (b) above to [***] or, in the event they are not available, to [***], who shall act as an appraiser

(*Schiedsgutachter*) within the meaning of Sec. 317 of the German Civil Code (*BGB*). Sellers and Purchaser shall provide the appraiser with all necessary documents as soon as possible and shall instruct the appraiser to render its appraisal in accordance with the terms and accounting principles set forth in **Exhibit K** within a period of two weeks. The appraiser's decision shall be binding on the parties. The appraiser shall grant Sellers and Purchaser the opportunity to state their viewpoints. Upon request by Sellers or Purchaser, there shall be a hearing before the appraiser on the dispute. The appraiser shall submit its decision and its reasoning in writing to Sellers and to Purchaser. The appraisal fees shall be borne by Sellers and Purchaser in accordance with Sec. 91 et seqq. of the German Civil Procedure Act (*ZPO*) and, as between Sellers, pro rata in accordance with the Purchase Price Allocation; the appraiser shall determine the particulars of the allotment of the costs.

4.9 Guarantees. Purchaser agrees to hold Schering free and harmless from the performance guarantee to [***]. This shall not apply for breaches committed by Schering or Hoechst. Nothing contained in this Section 4.9 shall be construed as to limit rights of Purchaser to hold Sellers liable under other provisions of this Agreement.

4.10 Pension Matters. With respect to pension matters Sellers and Purchaser agree on the following:

(a) Brazil

Through February 28, 2000 all pension liabilities in Aventis CropSciences Brazil Ltda. ("ACS Brazil") have been financed through the Rhône Poulenc pension fund "IRSS" which has a defined benefit and a defined contribution section. As at March 1, 2000, all employees have been transferred into Previplan (a fund controlled by Celanese AG), a pure defined contribution plan, which is a multiple employer fund of former Hoechst group companies. Within IRSS there are still obligations towards retirees of ACS Brazil to receive life annuities and

towards active employees of ACS Brazil for accrued past-service benefits as at March 1, 2000.

Pursuant to the Aventis SPA, Aventis will use its reasonable best efforts that during a transitional period of eighteen (18) months after Closing (i) ACS Brazil employees can continue to participate as active employees in Previplan and maintain past-service accruals in IRSS and (ii) ACS Brazil retirees can continue to participate in IRSS. Purchaser shall procure that a pension fund be made available (either by establishing a new fund or by using an existing fund for that purpose) for ACS Brazil to receive transfer values, in compliance with Applicable Law, for ACS Brazil employees and retirees.

[***]

Legal consequences for any funding shortfall shall be exclusively governed by Sections 7.13, 8.

(b) France

Besides the mandatory "ARRCO" and "AGIRC" retirement benefit plans the French CropScience Group Companies are participating employers of two supplementary retirement benefit schemes that are maintained for Aventis group companies in France, namely (i) "CAVDI", a final pay offset benefit pension plan for all employees which was established by collective agreement but finally closed for new entrants in 1976, and (ii) "ARS", a final pay benefit pension plan for employees with earnings above *tranche B* which was unilaterally established without collective agreement by French Aventis CropScience Group Companies. Both these retirement pension plans are financed through provisions on the respective balance sheets of the participating companies, i.e. there is no external funding.

Purchaser hereby undertakes to follow the present rules of the aforementioned CAVDI and ARS pension plans as in effect as of the date hereof for a period of at least 1 (one) year after the

Closing, as required by Applicable Law, and either to establish successor plans of substantially the same value or to integrate the CAVDI and ARS pension plans into any other existing plans of substantially the same value, both with effect as of no later than one year after Closing.

Purchaser further undertakes to assume liabilities accrued as of the Closing for all active employees of French CropScience Group Companies. With regard to pre-retirees who are at the Closing entitled to pensions in the future and with regard to retirees in receipt of pensions as at Closing under CAVDI, pursuant to the Aventis SPA, Aventis Agriculture will procure that future benefit payments be assumed by either Aventis Agriculture or any designee of Aventis Agriculture and Purchaser will procure that Aventis CropScience SA or any concerned Affiliates of Aventis CropScience SA make a cash payment to Aventis or any designee of Aventis prior to the Closing, such that the aggregate amount to be paid to Aventis or its respective designee will be the equivalent of the accrued liabilities as calculated on the basis of the assumptions applied for the calculation of the provisions for retirement obligations on the balance sheets of the respective French CropScience Group Companies.

Legal consequences for any funding shortfall shall be exclusively governed by Sections 7.13, 8.

(c) Germany

Retirement benefits of employees of German CropScience Group Companies are financed through three different financing vehicles, namely (i) Pensionskasse der Mitarbeiter der Hoechst-Gruppe VVaG ("Penka I") (defined contribution pension plan), (ii) Höchster Pensionskasse VVaG ("Penka II") (defined contribution pension plan), and (iii) balance sheet provisions for direct pension pledges (defined benefit pension plan). Pursuant to the Aventis SPA, Aventis will use its reasonable best efforts to ensure that the German CropScience Group Companies after Closing can continue to participate in

Penka I and Penka II. Purchaser acknowledges that the German CropScience Group Companies continue to be liable for contribution payments to Penka I and Penka II and for benefits promised under existing direct pension pledges including vested pension promises to former employees and retirees.

In case Purchaser decides to discontinue participation of any German CropScience Group Company in Penka I or, respectively, Penka II, (i) all participating employees will be fully vested by Penka I or, respectively, Penka II, (ii) all accrued pension benefits will be maintained by Penka I or Penka II, respectively, and (iii) no assets will be transferred into any successor pension plan nor will any settlement payments be made to any participating employees.

Legal consequences for any funding shortfall shall be exclusively governed by Sections 7.13, 8.

(d) South Africa

Employees of ACS South Africa Pty. Ltd. ("ACS SA") participate in three different provident funds of Aventis group companies, namely the Hosaf PF, the RP PF and the Maybaker PF. All three provident funds are on a defined contribution basis.

Pursuant to the Aventis SPA, during a transitional period of 6 (six) months after the Closing, active employees of ACS SA will be allowed to continue active participation in the aforementioned provident funds. Purchaser shall procure that a provident fund be made available for ACS SA (either by establishing a new fund or by using an existing fund for that purpose), in compliance with Applicable Law, to receive transfer values for ASC SA employees, equal to the balances of the individual accounts.

Legal consequences for any funding shortfall shall be exclusively governed by Sections 7.13, 8.

(e) United Kingdom

Obligations for active employees, deferred pensioners and retirees have been funded through four different pension funds, namely AgrEvo pension fund, RP pension fund, HMR pension fund and Hoechst UK pension fund. It has been decided to consolidate the funding for all CropScience members of the aforementioned funds in the AgrEvo pension fund, which, meanwhile, has been renamed the Aventis CropScience UK Pension Fund. This consolidation has been started on June 1, 2001 with the transfer of Hoechst fund members, and continued on July 1, 2001 with the transfer of RP fund members and it is envisaged to be completed in October 2001 for HMR members. The final amounts of past service reserves to be transferred into the AgrEvo fund will be determined on a share of fund basis by the respective trustees of the aforementioned funds on the basis of an actuarial valuation report that is being established at present and that is expected to be completed by November 2001. Transfers of past service reserves for RP fund members will be on a bulk transfer basis, for Hoechst fund members and HMR fund members they will be on basis of individual transfer values (fewer than 30 people involved in total). For former RP fund members, meanwhile, the great majority of past service reserves (probably some 95%) has been transferred, a balancing transfer will be done once the actuarial valuation report is finalized. Also for former Hoechst fund members and for HMR fund members it is expected that all past service reserves, for those members who agree to such transfer, will be finalized by the end of this year. Purchaser acknowledges further that Agrovista, a U.K. company with about 150 employees and no longer an Affiliate of Aventis, is also a participating employer in the AgrEvo pension fund and is entitled to remain a participant of such fund until September 30, 2001.

Legal consequences for any funding shortfall shall be exclusively governed by Sections 7.13, 8.

(f) Pakistan

Employees of ACS Pakistan participate in four different benefit funds of Aventis group companies in Pakistan, viz. the Aventis

Provident Fund, the Aventis Union Gratuity Fund, the Aventis Non Union Gratuity Fund and the Aventis Executive Pension Fund. The Aventis Provident Fund is a defined contribution-type retirement benefit fund, the other three are defined benefit-type retirement benefit funds. Four of the members in the Aventis Executive Pension Fund (who were transferred from former RP Agro) still have accrued pre-February 1, 2000 past service pension benefits in the Rhodia Executive Pension Fund and in addition there are some pensioners from the former RP Agro business participating in this fund. Application has been made, meanwhile, to the Commissioner of Income Tax to approve transfer of these liabilities and respective assets into the Aventis Executive Pension Fund.

Pursuant to the Aventis SPA, during a transitional period of eighteen (18) months after Closing, active employees and pensioners (where applicable) of ACS Pakistan will be allowed to continue participation in the aforementioned retirement benefit funds. Purchaser shall procure that appropriate retirement benefit funds be made available for ACS active and inactive members (either by establishing such funds or by using existing funds), in compliance with Applicable Law, to assume accrued benefit liabilities and receive transfer values for the transferred members. For defined contribution-type retirement benefit plans transfer values will consist of the accrued account balances. For defined benefit-type retirement benefit plans transfer values will be equal to the actual market value of assets allocated within these funds.

Legal consequences for any funding shortfall shall be exclusively governed by Sections 7.13, 8.

(g) Netherlands

Aventis Crop Science Benelux B.V. has made a legally binding promise to its workforce to harmonize the existing pension plans (including VUT plans) inherited from their predecessor companies in the course of the year 2001. They are working on this project with the intention to implement it at the latest by

December 31, 2001 such that the new benefits plan are intended to be in force after that date.

Legal consequences for any funding shortfall shall be exclusively governed by Sections 7.13, 8.

(h) General

In all other countries, i.e. those not specifically provided for in this Section 4.10, the CropScience Group Companies use financing vehicles (e.g. trust funds, foundations, group insurance contracts, balance sheet provisions, etc.) for their defined benefit plans in which only CropScience Group Companies participate. For purposes of clarification only: Purchaser acknowledges that all liabilities of any CropScience Group Company for both active and former employees and retirees as well as all assets accumulated in financing vehicles shall remain unaffected (i.e., remain with the respective CropScience Group Company).

For the avoidance of doubt: Purchaser shall not be entitled to assert any claims based upon any statement contained herein that refers to the actual or probable funding situation of any fund.

Legal consequences for any funding shortfall shall be exclusively governed by Sections 7.13, 8.

4.11 Restructuring Limitations. Purchaser acknowledges that Schering has contributed its shares in Aventis CropScience GmbH (formerly Hoechst Schering AgrEvo GmbH) into the Company by agreement dated December 29, 1999; this transaction was tax-exempted according to Sec. 23 para. 4 German Reorganization Tax Act (*Umwandlungssteuergesetz*). Therefore, Sellers and Purchaser agree as follows:

(a) Until [***] after such contribution of the shares of Aventis CropScience GmbH into the Company has become effective for tax purposes, or – in case of an amendment of the [***] period set forth in Sec. 26 para. 2 German Reorganization Tax

Act – up to the expiration of the period then valid, Purchaser shall not effect any measure with respect to Aventis CropScience GmbH and/or the Company within the meaning of Sec. 26 para. 2 German Reorganization Tax Act (or any successor provision), which would jeopardize the tax-exempted contribution of the shares of Aventis CropScience GmbH into the Company, without the prior written consent of Schering , such consent not to be withheld by Schering if its tax position is not negatively affected, or if Purchaser agrees in writing and irrevocably to indemnify Schering in accordance with Section 4.11(f). [***]

(b) [***]

(c) If, upon consultation of Schering by Purchaser, Schering questions the non-applicability of Sec. 26 para. 2 German Reorganization Tax Act (or any successor provision), then Schering and Purchaser shall jointly make reasonable best efforts to obtain a tax ruling on such non-applicability. In such case, Purchaser may consummate the envisaged restructuring measure only if (i) Schering has obtained the requested tax ruling reasonably satisfactory to Schering in their sole discretion, or (ii) Purchaser agrees in writing and irrevocably to indemnify Schering in accordance with Section 4.11(f).

(d) Purchaser agrees that in case of any future transfer of the shares in the Company (including any newly issued shares) by Purchaser it shall ensure that the direct or indirect successor of Purchaser in relation to the Company Shares or any owner of newly issued shares (i) assumes irrevocably in writing vis-à-vis Schering all obligations set forth in this Section 4.11 and (ii) agrees irrevocably in writing– also vis-à-vis Schering - to pass on all obligations vis-à-vis Schering set forth in this Section 4.11 to further successors.

(e) Purchaser shall guarantee by way of a subordinated independent guarantee (*nachrangige selbständige Garantie*) all obligations of such further successors to indemnify Schering in accordance with Section 4.11(f) (i.e., Schering must first use

best reasonable efforts for a period of six (6) months to obtain indemnification from a breaching successor before it may revert to Purchaser). Schering shall without undue delay inform Purchaser of any steps taken and the outcome thereof.

(f) In case of a breach of the covenants contained in this Section 4.11, Purchaser or any successor of Purchaser shall indemnify Schering pursuant to this Section 4.11 individually for any Loss incurred by Schering including but not limited to any taxes payable by Schering with respect to the contribution of the shares in Aventis CropScience GmbH into the Company and shall put Schering into a position as if Sec. 23 para. 4 German Reorganization Tax Act had remained applicable. Section 11.1(d) of this Agreement shall apply *mutatis mutandis* to any indemnification obligation stipulated in this Section 4.11.

4.12 Insurance Coverage. Effective as of the Closing Date and subject to Section 9.3(b), the CropScience Group Companies shall cease to be insured under Aventis' insurance policies. Insurance coverage shall thus cease with respect to all occurrences, situations and/or claims that have not been known by Sellers and/or the respective CropScience Group Company and have not been reported to the respective insurers until the Closing Date.

4.13 Use of Certain Names. Notwithstanding any other provision of this Agreement to the contrary, no interest in or right to use the name "Schering" or any other corporate name of Sellers or their respective Affiliates or any logo, trademark, trade name or domain name or any derivation thereof of Sellers or their respective Affiliates with respect to, or associated with, the foregoing (collectively, the "Retained Names and Marks") is being transferred to Purchaser pursuant to the transactions contemplated hereby and the use of any Retained Names and Marks in connection with the Agricultural Business by Purchaser or the Controlled CropScience Group Companies shall cease as of nine (9) months following the Closing Date; provided however that Purchaser will use its reasonable best efforts to strike the Retained Names and Marks off the company name of any CropScience Group Company as soon as possible after the Closing Date. Purchaser,

promptly following the expiry of the aforementioned nine (9) months period, will, and will cause the Controlled CropScience Group Companies and any of their Subsidiaries, and will use reasonable best efforts to cause the other CropScience Group Companies, to remove or obliterate and cease to use all the Retained Names and Marks from their signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents, and other items and materials of the Agricultural Business and otherwise, and will not use or put into use after the Closing Date any such items and materials that bear any Retained Name or Mark or any name, mark or logo similar thereto, except that any products produced, labeled or packaged until the Closing Date and during the nine (9) months period referred to above may be continued to be supplied to the market. Purchaser agrees that Sellers shall have no responsibility for claims by third parties arising out of, or relating to, the use of any Retained Name or Mark by Purchaser, the Company or any Affiliate thereof after the Closing Date.

4.14 [deliberately left blank].

4.15 Other Separation Issues.

(a) [deliberately left blank]

(b) [deliberately left blank]

(c) Sellers and Purchaser agree that except for (i) the agreements listed in **Exhibit 4.15(c)** and (ii) unless explicitly agreed in this Agreement or otherwise in writing between Sellers and Purchaser with respect to a specific intra-group agreement, (the agreements affected by (i) and (ii) collectively the "Surviving Intra-Group Agreements), all internal agreements between any of the CropScience Group Companies on the one part and any of the Sellers or their Affiliates (other than the CropScience Group Companies) on the other part will either be terminated or at the option of the Seller or Sellers affected be split prior to the Closing or at the Closing at the latest, whereby it shall be understood that a split shall be effected in such a manner that the affected Seller or Affiliate of Seller ceases to be a party to the respective contract as of the Closing at the latest.

(d) Sellers acknowledge that sellers under the Aventis SPA and Purchaser have agreed on a term sheet relating to the split of a site at Elbeuf, France, which is attached as **Exhibit 4.15(d)**. It is understood that Sellers shall not assume any liability in connection with the implementation of the term sheet.

4.16 [deliberately left blank].

4.17 Certain Transactions after Financial Date.

(a) Purchaser and Sellers are in agreement that Aventis Environmental Science shall continue to use reasonable efforts to sell all of its membership interests [***].

Sellers acknowledge that, if and to the extent no agreement related to [***] is executed or will, in all likelihood, be executed prior to the Financial Date, Aventis Agriculture or a Person designated by Aventis Agriculture has the right to acquire [***] prior to the Financial Date for an arm's length purchase price to be determined by the Company and Aventis Agriculture without any recourse for breach of warranties or any purchase price adjustment against Aventis Environmental Science [***]. If an execution or consummation of the [***] is not possible prior to the Financial Date, the parties of the Aventis SPA will place each other in a position (or procure that they be placed in such position) as if the [***] had been consummated prior to the Financial Date.

(b) Purchaser has taken notice that with asset purchase agreement dated [***], 2001 [***] and Aventis CropScience (SA) have sold certain business assets, including [***]. Until Closing, Sellers, if and to the extent legally possible, and thereafter Purchaser shall continue to use reasonable efforts to consummate the [***] to the extent not consummated as of the date hereof.

(c) Purchaser and Sellers acknowledge that the Company shall continue to use reasonable efforts to acquire directly or indirectly through any of the CropScience Group Companies

the "MaxForce Business" (i.e., certain assets used primarily or exclusively in the business of professional pest control, including the MaxForce name and rights to Fipronil) from The Clorox Company, Oakland (the "Maxforce Transaction"). It is understood that Sellers shall not incur any liability in connection therewith.

4.18 Financial Statements 2001. Sellers, if and to the extent legally possible, and after the Closing Purchaser, shall instruct the management of the Company that the Financial Statements 2001 be established in accordance with the accounting principles set forth in **Exhibit K** for the establishment of the Financial Statements as of the Financial Date also with respect to audit procedures, scope of audit and materiality thresholds (for individual items and cumulative). The procedures as described in Section 6.2 shall apply; provided that Sellers shall have a right to participate as a party in the procedures described therein and shall participate in the costs in accordance with their Joint Participation Quota.

4.19 [***]. Sellers shall procure that Aventis CropScience France SA will promptly deliver after written request of Purchaser a termination notice to the JV Partner under the [***] Agreement. Sellers shall reasonably cooperate with Purchaser prior to Closing to safeguard interests of Purchaser in the [***] business.

4.20 General. For breaches of any covenant contained in this Section 4, the Debtor Principle shall apply. In case any of the covenants contained in this Section 4 or in the corresponding Section 4 of the Aventis SPA is breached by both the Aventis Party and the Schering Party, the Debtor Principle shall apply and the ratio of liability shall be based on a quota of 76 % for the Aventis Party and 24 % for the Schering Party.

5. PURCHASE PRICE

5.1 Purchase Price. At Closing, Purchasers will pay to Sellers as consideration for the sale and transfer of the Company Shares an amount of:

EUR 1,500,000,000 (in words: Euro one and a half billion)
(the "Purchase Price").

The Purchase Price shall be split into individual purchase prices which shall be allocated to Sellers and paid as follows (the "Purchase Price Allocation"):

(a) EUR [***] (the "Schering CropScience Purchase Price") shall be paid by Purchaser to Schering as consideration for the Schering CropScience Shares and shall be paid to the following bank account of Schering:

Holder: Schering AG
Bank: Commerzbank AG
Account No.: 108 700 600
Sorting Code: 100 40 000

(the "Schering Bank Account").

(b) EUR [***] (the "SCIC CropScience Purchase Price") shall be paid by Purchaser to SCIC as consideration for the SCIC CropScience Shares and shall be paid to the Schering Bank Account.

5.2 Payment Details.

(a) The payment of the respective portions of the Purchase Price to each respective Sellers shall be effected at the Closing by electronic transfer free of charge, with full value as of the Closing Date and without any restrictions, to the Schering Bank Account, to the extent payable to Schering and also to the Schering Bank Account to the extent payable to SCIC. Any payment shall be advised by telephone as directed by Sellers prior to the Closing Date.

(b) Purchaser can neither set off against the Purchase Price or any portion of the Purchase Price that is allocable to any of the Sellers any claims it may have, nor may Purchaser exercise a

right of retention unless the counterclaim or right of Purchaser were undisputed or non-appealable.

5.3 V.A.T. Option. In addition to the Purchase Price, Purchaser shall, upon request of Schering, pay to Schering applicable German V.A.T., i.e., currently 16 % German V.A.T. on the consideration (*Entgelt*) according to Sec. 10 German Value Added Act (*Umsatzsteuergesetz, "UStG")*; provided that (i) such V.A.T. payment from Purchaser shall only become payable if Purchaser has received a tax ruling according to which Purchaser is entitled to input V.A.T. deduction (*Vorsteuerabzug*) (based on the determination that the acquisition of the shares is part of its entrepreneurial activities) and (ii) after Schering has confirmed in writing that it will indemnify and hold harmless Purchaser with respect to all negative Tax consequences that may affect Purchaser later on pursuant to Sec. 15a UStG; and provided further that such German V.A.T. payment by Purchaser shall only become due and payable five (5) Business Days after (i) the fiscal authorities either have rebated the input V.A.T. receivables or such input V.A.T. receivables have been offset against other tax liabilities of Purchaser (ii) or Purchaser has effectively assigned his refund claim of input V.A.T. deduction against the fiscal authorities to Schering. It being understood that Purchaser shall use best reasonable efforts to obtain the aforementioned tax ruling as soon as Schering has informed Purchaser that it intends to opt for V.A.T. It also being understood that Schering will have the right to reverse any V.A.T. option exercised according to this Section; provided (i) it is necessary to avoid negative Tax consequences pursuant to Sec. 15 a UStG, (ii) any V.A.T. amount paid by Purchaser to Schering according to this Section will be refunded by Schering subject to the Debtor Principle (not based on a 24% quota but on 100 % of such amounts previously paid to Schering). The provision pertaining to the due date of V.A.T. payments to be made by Purchaser to Schering shall apply, *mutatis mutandis.*

6. FINANCIAL STATEMENTS AS OF THE FINANCIAL DATE

6.1 [deliberately left blank].

6.2 Procedure.

(a) [deliberately left blank]

(b) [deliberately left blank]

(c) Purchaser shall ensure that as soon as possible not exceeding a period of sixty (60) Business Days after the Closing Date, the responsible management of the Company, together with the responsible management of the Consolidated Companies FD, shall establish the Financial Statements as of the Financial Date, and on the basis thereof the Consolidated Companies FD shall support the determination of the Net Debt Position and the Working Capital of the Consolidated Companies FD (collectively the "Capital Assessment") as of the Financial Date. The establishment of the Financial Statements as of the Financial Date (including the physical stocktaking) and the Capital Assessment as prepared by such management shall be jointly reviewed by PwC, engaged by sellers under the Aventis SPA ("Accountant #1"), and by KPMG ("Accountant #2"), engaged by Purchaser. For this purpose, Accountants #1 and #2 shall be given full access to all business records of the CropScience Group. Accountants #1 and #2 shall complete their review as promptly as reasonable and shall submit to sellers under the Aventis SPA and to Purchaser a draft Capital Assessment. To the extent that Accountant #1 and Accountant #2 agree on the draft Capital Assessment, such Capital Assessment shall promptly be jointly signed by Accountant #1 and Accountant #2 and shall become binding on the parties. If, however, Accountant #1 and Accountant #2 cannot reach an agreement on any issues regarding the audit and/or evaluation in connection with the examination and the certification of any item of the Financial Statements as of the Financial Date and/or the Capital Assessment, such disputed audit and/or evaluation issues shall be referred to sellers under the Aventis SPA and Purchaser for decision. Sellers under the Aventis SPA and Purchaser shall strive to resolve any such difference and to agree on the calculation of the purchase price adjustment, if any. If no agreement can be reached within thirty (30) days after such disputed issues have been referred to sellers under the Aventis SPA and Purchaser, either party shall be entitled to

invoke the dispute resolution mechanism as set forth in para. (d) hereafter.

(d) Sellers under the Aventis SPA and Purchaser shall forward any dispute arising out of para. (c) above to [***] or, in the event they are not available, to [***], who shall act as an appraiser (*Schiedsgutachter*) within the meaning of Sec. 317 of the German Civil Code (*BGB*). Sellers under the Aventis SPA and Purchaser shall provide the appraiser with all necessary documents as soon as possible and shall instruct the appraiser to render its appraisal in accordance with the terms and accounting principles set forth in **Exhibit K**, and within the range provided by the diverging opinions of Accountant #1 and Accountant #2, within a period of two weeks. The appraiser's decision shall be binding on the parties. The appraiser shall grant sellers under the Aventis SPA and Purchaser the opportunity to state their viewpoints. Upon request by sellers under the Aventis SPA or Purchaser, there shall be a hearing before the appraiser on the dispute. The appraiser shall submit its decision and its reasoning in writing to sellers under the Aventis SPA and to Purchaser. The appraisal fees shall be borne by sellers under the Aventis SPA and Purchaser in accordance with Sec. 91 et seqq. of the German Civil Procedure Act (*ZPO*) and, as between sellers under the Aventis SPA, pro rata in accordance with the Purchase Price Allocation; the appraiser shall determine the particulars of the allotment of the costs.

7. REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby represents and warrants in the meaning of an independent guarantee to Purchaser as of the Closing Date or such other date specified hereinafter, excluding any other statutory warranty claim, that the following is true and correct, whereby it is understood that (i) any disclosures of events or documents in the Disclosure Letter attached hereto as **Exhibit D** shall be deemed to be disclosed only for the specific guarantee they refer to (unless and to the extent the disclosure obviously and from its face also affects

another guarantee), (ii) if such disclosures of events or documents (A) are below any materiality threshold provided for in Sections 7.1 et al., or (B) contain additional information, all with respect to a specific disclosure to which such information relate, this shall not be deemed to constitute a breach of a guarantee, nor otherwise affect the respective materiality thresholds or increase the scope of any guarantee:

7.1 CropScience Group.

(a) Each Seller is the owner of its Individual Company Share which together represent 24 % of the registered capital of Aventis CropScience. Each Individual Company Share is free of any Encumbrances.

(b) **Exhibit C** contains a correct list of all CropScience Group Companies (subject to the following sentence) and of the direct or indirect percentage of shareholding of Aventis CropScience therein; provided that such list of all CropScience Group Companies will be correctly updated as of the Closing Date.

(c) Each CropScience Group Company except for the Participations is duly incorporated and validly existing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power and authority to own or lease its properties and assets and to carry out its business. As of the date hereof, no bankruptcy or composition proceedings against any of the CropScience Group Companies has been applied for nor has such application been rejected due to lack of assets nor are there (except for the Participations) any circumstances which would compel the initiation of such proceedings, and to Sellers' best knowledge on the date hereof, none of the CropScience Group Companies (except for the Participations) has any intention at the date hereof to voluntarily initiate any such bankruptcy or composition proceedings; both unless otherwise disclosed in **Exhibit 7.1(c)(1)** of the Disclosure Letter. The articles and by-laws, as applicable, of the Material CropScience Companies in force as of the date hereof (including amendments which have not been registered) (the "Corporate Documents") have been delivered to Purchaser as of

the date hereof, and a correct list of the Corporate Documents is set forth in **Exhibit 7.1(c)(2)** of the Disclosure Letter.

7.2 Capital Stock. The authorized and outstanding capital stock of the Material CropScience Companies (the "Aventis CropScience Capital Stock") is duly authorized, validly issued and, to the extent legally required and subject to Section 7.14, paid in. Except as provided in this Agreement or otherwise agreed between the parties hereto, there are no issued or outstanding warrants, options, agreements, convertible or exchangeable securities or other commitments (except for the plans described in Section 7.10(a)(i), 7.10(a)(v) or in Section 7.12) pursuant to which any of the Material CropScience Companies is or may become obligated to issue, sell, purchase, return or redeem any of the Aventis CropScience Capital Stock.

7.3 No Breach. Except as set forth in **Exhibit 7.3** of the Disclosure Letter, the execution, delivery and performance of this Agreement by Sellers and Aventis CropScience does not and the consummation of the transactions contemplated herein will not conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under their certificate of incorporation or by-laws or other corporate instrument which they are subject to or any contractual relationship to which any Seller is a party and which could prevent or delay the consummation of the transaction contemplated hereunder.

7.4 No Encumbrances on Stock. The Aventis CropScience Capital Stock owned by any Material CropScience Company is free of any pledges, attachments, usufruct, transfers for security purposes or similar security charges (collectively "Encumbrances") except for Encumbrances (i) which relate to debt incurred after the Financial Date in the ordinary course of business, or (ii) which are imposed by Applicable Law.

7.5 Financial Statements.

(a) The Financial Statements 2000 which have been prepared in accordance with French GAAP (the individual accounts of each Consolidated Company 2000 in accordance with the Aventis

Accounting Policy Manual) with a reconciliation to U.S. GAAP correctly reflect for the period ended on December 31, 2000 and in accordance with the foregoing (i) an EBITDA, as defined herein below, of [***] million (the "EBITDA Guarantee") and (ii) in all material respects the financial position of the Consolidated Companies 2000 as of December 31, 2000, always taking into account all assumptions and conditions as outlined in such financial statements.

The Financial Statements 2000 so prepared contain three significant differences to US GAAP which are described in Note 30 of the Financial Statements 2000. Such significant three differences being (i) the adjustments resulting from the revaluation of former Rhône-Poulenc companies assets and liabilities at fair value, (ii) the adjustments for purchase accounting of 40 % minority interests in ACS GmbH previously held by Schering, and (iii) the application of FAS 115. Any other differences have no material impact on the EBITDA and Financial Debt.

For purposes of this Section 7.5 "EBITDA" means the sum of the following items on a consolidated basis – to the extent such items are hereinafter written in italics, they refer to the items as used in the Financial Statements 2000:

(A) US GAAP *Operating (loss) profit* as provided in Note 30, "Condensed combined statement of operations", Sec. II of the Financial Statements 2000 [***], plus

(B) French GAAP *Depreciation and amortization (excluding goodwill)* relating to the operations of the Company, as provided in Note 24 in the Financial Statements 2000, plus

(C) French GAAP *Amortization of goodwill* as used in the "Combined statement of operations" of the Financial Statements 2000, plus

(D) *Adjustment resulting from the revaluation of former Rhone-Poulenc companies, assets and liabilities at fair*

value, <u>except</u> for adjustments attributable to *Other investments*, *Write-off of acquired research and development*, *Restructuring*, and *Inventories*, all as used in Note 30, "Condensed combined statements of operations", Sec. I of the Financial Statements 2000, plus

(E) *Certain adjustments for purchase accounting of 40 % minority interests in AgrEvo previously held by Schering* as provided in Note 30, "Condensed combined balance sheet", Sec. I of the Financial Statements 2000, i.e., *Trademarks*, *Patents*, *Other intangible assets*, plus *Plant and equipment*, plus *Goodwill.*

Calculation of EBITDA in accordance with the above is provided in **<u>Exhibit J</u>**.

(b) As of December 31, 2000, an Accumulated EBITDA of all CropScience Group Companies except for the Participations did not differ from the EBITDA of the Consolidated Companies 2000 by more than [***].

The "<u>Accumulated EBITDA</u>" shall be calculated based on the same principles as the EBITDA and shall be reconciled under US GAAP; <u>provided</u> that companies which are not Consolidated Companies 2000 shall only be taken into account on a pro rata basis (i.e., proportional accounting).

(c) The guarantees contained in this Section 7.5 shall not apply to matters relating to (i) liabilities (actual or contingent) relating to retirement-, death-, disability- or health benefit matters for employees, (ii) liabilities (actual or contingent) relating to environmental matters, (iii) Taxes (including deferred taxes), or (iv) liabilities (actual or contingent) relating to Social Contributions.

7.6 <u>Ordinary Course Operation</u>. Except as set forth in **<u>Exhibit 7.6</u>** of the Disclosure Letter or as contemplated or otherwise permitted by this Agreement, since January 1, 2001 the Material CropScience

Companies have not entered into any of the following transactions or, also with respect to the Material CropScience Companies, there has not been, unless otherwise agreed by Purchaser:

(a) A sale or transfer of assets which generated revenues in the year 2000 in excess of EUR 10,000,000 or where the sales proceeds exceeded EUR 10,000,000;

(b) any waiver of any material right belonging to the Material CropScience Companies which is either indispensable for any material portion of the Agricultural Business or which waiver was made without proper compensation;

(c) to Sellers' best knowledge on the date hereof, any extraordinary one-time event having a negative effect in the consolidated financial statements for the year 2001 or otherwise materializing in the year 2001, of at least EUR 25,000,000 or

(d) any conclusion or termination of any agreement with annual payments in excess of EUR 10,000,000 with any Seller and their Subsidiaries (other than the CropScience Group) excluding intercompany financing agreements.

7.7 Real Property.

(a) Owned Properties. **Exhibit 7.7(a)(1)** of the Disclosure Letter attached hereto contains a list of all real estate owned by the Material CropScience Companies as of July 20, 2001(the "Material CropScience Owned Real Property"). Except as set forth in **Exhibit 7.7(a)(2)** of the Disclosure Letter, with respect to each parcel of Material CropScience Owned Real Property, immediately after the Closing, the respective Material CropScience Companies shall have good and marketable title to all such parcels, free and clear of all Liens, except Permitted Liens and except for transactions made after July 20, 2001 in the ordinary course of business.

(b) Leased Properties. **Exhibit 7.7(b)** of the Disclosure Letter attached hereto contains all real estate leased by the Material

CropScience Companies as of July 20, 2001 involving annual payments in excess of EUR 5,000,000 in each individual case.

(c) Condition of Improvements. Except as set forth in **Exhibit 7.7(c)** of the Disclosure Letter, all buildings, structures, fixtures and other improvements and all components thereof (the "Improvements") included within the real property described in subsections (a) and (b) above are in good condition and repair, ordinary wear and tear accepted by Purchaser.

7.8 Agricultural Business Assets. Unless otherwise disclosed in **Exhibit 7.8** of the Disclosure Letter, the Material CropScience Companies economically own as of the Financial Date the fixed tangible assets as reflected in the Financial Statements 2000 except for disposals by the Material CropScience Companies in the ordinary course of business after January 1, 2001 and except for retentions of title and other customary rights of third parties and such fixed tangible assets are free and clear of any Liens, with the exception of Permitted Liens or rights granted to or retained by third parties in the ordinary course of business. Unless otherwise disclosed in **Exhibit 7.8** of the Disclosure Letter, the Material CropScience Companies either own or have a right to use all fixed tangible assets required to conduct their business substantially as presently conducted, except for disposals by the Material CropScience Companies in the ordinary course of business after January 1, 2001, and those assets are in proper working condition fit to be used for their respective purposes, normal wear and tear accepted by Purchaser.

7.9 Intellectual Property Rights. The Material CropScience Companies are as of the date hereof registered holders of all patents, trademarks and other registered intellectual property rights (*gewerbliche Schutzrechte*) listed in **Exhibit 7.9 (a)** of the Disclosure Letter (the "Intellectual Property Rights"). Except as listed in **Exhibit 7.9 (b)** of the Disclosure Letter:

(a) the processes used and products manufactured, distributed and sold in the Agricultural Business do not infringe in a manner

material to the Agricultural Business any intellectual property rights and/or know-how in each case owned by any third parties;

(b) third parties have not made any written allegations to a Material CropScience Company as to any infringements with respect to intellectual property rights by such Material CropScience Company and to Sellers' best knowledge on the date hereof, there exist no circumstances that would give rise to such allegations of third parties;

(c) all necessary fees have been paid, renewals made and other necessary steps have been taken for the maintenance of each of the Intellectual Property Rights listed in **Exhibit 7.9 (a)** of the Disclosure Letter;

(d) as of the date hereof, no third party is in a material violation of any of the Intellectual Property Rights;

(e) **Exhibit 7.9(a)** of the Disclosure Letter contains the Intellectual Property Rights which together with other intangible assets rightfully used by the Material CropScience Companies are required to conduct the Agricultural Business substantially as presently conducted by the Material CropScience Companies on the date hereof.

7.10 Contracts and Commitments.

(a) Except as set forth in **Exhibit 7.10(a)(i)** through **Exhibit 7.10(a)(viii)** of the Disclosure Letter (which Exhibit indicates the pertinent parties and contract dates including amendment dates to the extent they cover matters qualifying for disclosure under this Section. 7.10) or as required under Applicable Law, with respect to the Agricultural Business, no Material CropScience Company is a party to any oral or written:

(i) contract (i.e., an individual agreement with an employee) or binding scheme (i.e., a plan which applies for a defined group of employees) providing for

bonuses, options, stock purchases, deferred compensation or profit sharing in any such case reasonably to be expected to involve expenses in excess of EUR 1,000,000 per head in case of a contract and EUR 10,000,000 in case of a binding scheme, in any case for a calendar year up to the year 2002;

(ii) guarantee or any similar enforceable contractual obligation involving more than EUR 10,000,000 in the aggregate for any obligation of a Person other than a Material CropScience Company;

(iii) license or royalty agreement involving payments of more than EUR 5,000,000 in the year 2000 other than listed in **Exhibit 7.9(a)** of the Disclosure Letter;

(iv) joint venture agreement, partnership agreement or shareholder agreement, all to the extent relating to the joint shareholding of a Material CropScience Company in any other entity having sales in the year 2000 in excess of EUR 10,000,000, such listed agreements also to be regarded as Corporate Documents;

(v) agreement with third parties providing for preemptive rights, rights of first refusal, option rights, rights of first offer or other rights to acquire or obligations to dispose of or encumber any shares in any Material CropScience Company;

(vi) contract containing a payment obligation of a Material CropScience Company in an individual year in excess of EUR 10,000,000 until its earliest possible termination by the respective Material CropScience Company;

(vii) contract containing any non-compete undertaking of any Material CropScience Company except for (i) agency agreements or distributorship agreements; provided that the foregoing exception does not apply to Material CropScience Companies located in the United

Kingdom, Spain, Korea, Japan and (ii) any non-compete undertaking that will not have a material adverse effect on the combined business of the CropScience Group Companies and the agricultural business of Purchaser;

(viii) purchase or sale agreement involving a commitment to sell or purchase goods for a consideration exceeding EUR 5,000,000 which does not terminate or cannot be terminated by the respective Material CropScience Company with effect on or prior to December 31, 2002.

(The documents referred to in (i) through (viii) collectively the "Material CropScience Contracts"). The guarantees contained in this Section 7.10(a) are made as of the date hereof.

(b) Except as set forth in **Exhibit 7.10(b)** of the Disclosure Letter, as of the date hereof:

(i) none of the Material CropScience Contracts listed in **Exhibit 7.10 (b)(i)** of the Disclosure Letter and, to Sellers' best knowledge on the date hereof, none of the other Material CropScience Contracts has been terminated by any contract party;

(ii) to Sellers' best knowledge on the date hereof, no Material CropScience Company is in default as to the fulfillment of any material obligation arising from a Material CropScience Contract;

(iii) to Sellers' best knowledge on the date hereof, no Person has stated in writing to a Material CropScience Company that a Material CropScience Contract is partially or entirely invalid.

7.11 Litigation. Except as listed in **Exhibit 7.11** of the Disclosure Letter, there is no litigation pending or, to Sellers' best knowledge on the date hereof, threatened against or affecting any of the Material CropScience Companies at law, or in equity, or before or by any Governmental Entity involving amounts in dispute in excess of EUR 10,000,000.

7.12 Employees. **Exhibit 7.12(a)** of the Disclosure Letter lists all internal collective employee agreements (i.e. agreements which are entered into between any Material CropScience Company and a group of employees or a representative body of employees of the Material CropScience Companies unless such agreements only substantially implement Applicable Law), which contain

(a) benefit or incentive plans relating to a change-of-control of the respective Material CropScience Company;

(b) limitations to terminate employment agreements, including by providing for severance payments;

(c) obligations of the Material CropScience Companies to make specific investments or to guarantee a certain number of employees, all at one or several specific sites.

Sellers have disclosed to Purchaser prior to the date hereof certain information on the employment agreements (including any side letters, modifications or amendments) of certain [***] employees to the extent those agreements contain provisions equivalent to those mentioned in para. (a) and (b) above. If prior to Closing, Sellers propose and Purchaser consents to terminate or to relieve specific employees from duty and such employees are in principle entitled to a severance payment as so disclosed or as consented by Purchaser, then any cash-out on account of such severance payment or such agreement shall be added to the other components of Cash as if such cash-out had not occurred and any payable related to such severance payment or such agreement shall not be taken into account when determining the Working Capital.

Except as set forth in **Exhibit 7.12(b)** of the Disclosure Letter, there have not been any strikes of employees at the Material CropScience Companies since January 1, 2001.

Unless otherwise specified, the guarantees contained in this Section 7.12 are made as of the date hereof.

7.13 Employee Benefit Plans.

Certain of the Consolidated Companies 2000, in addition to subscribing their employees to mandatory national social security schemes, do have employee plans in place providing for additional retirement-, death-, disability- or health benefits (such plans maintained by Consolidated Companies 2000 collectively the "Plans", the Plans maintained by the Material CropScience Companies, the "Material Plans"). These employee benefit plans may have been adopted either by voluntary company decision or because of existing labor law obligations in this respect. All Material Plans providing for retirement benefits other than those mandatory under Applicable Law are reflected in **Exhibit 7.13** of the Disclosure Letter. Unless otherwise disclosed in **Exhibit 7.13** of the Disclosure Letter:

(a) all Material Plans as well as the plans listed in **Exhibit 7.10(a)(i)** and (ii) of the Disclosure Letter have been established and administered in compliance with Applicable Law and regulations;

(b) all company contributions and payments under Plans have been paid when due;

(c) each U.S. employee benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the United States Internal Revenue Code of 1986, as amended, is so qualified and has received to the required extent a favorable determination letter from the Internal Revenue Service as to its qualification or the remedial amendment period within which application for such a letter may be made has not expired and nothing has occurred, whether by action or failure to act that could reasonably be expected to cause the loss of such qualification;

(d) all costs and liabilities of the Consolidated Companies 2000 concerned under any Plans have been treated in the Financial Statements 2000 on an aggregate basis in accordance with U.S. GAAP in line with or not materially different from FAS 87/88/106/132;

(e) As of the Relevant Pension Date, the aggregate funding of all Funded Plans of the Consolidated Companies FD (i.e., the fair market value of all assets contributed to and existing under such Funded Plans) equals at least the aggregate amount of all liabilities pursuant to such Funded Plan calculated on a PBO basis (using the actuarial assumptions attached hereto as **Exhibit 7.13(e)**, which are the actuarial assumptions used for the preparation of the Financial Statements 2000);

For the avoidance of doubt: In case of Funded Plans being part of retirement Plans that are only partially intended to be funded by an external provider and partially intended to be funded by means of reserves, for purposes of the foregoing comparison of assets versus liabilities only those liabilities shall be taken into account that are intended to be funded by assets;

(f) no Material CropScience Company has established any "phantom" stock rights for employees or officers or other Persons.

7.14 Capital Contributions/Distributions. Except as set forth in **Exhibit 7.14** of the Disclosure Letter,

(a) there are no outstanding payment obligations (*Einlageverpflichtungen*) with respect to the Aventis CropScience Capital Stock for which any Material CropScience Company (except for the Participations) is liable and which payment is overdue, and there have been no (direct or indirect) hidden or open repayments of the Aventis CropScience Capital Stock (including the Individual Company Shares) to the shareholders of the Material CropScience Companies which lead to a corresponding repayment obligation of the recipient or violate Applicable Law;

(b) unless otherwise expressly reflected in the Corporate Documents, no Material CropScience Company is obliged to make further capital contributions (*Nachschussverpflichtungen*) to any CropScience Group Companies on the basis of corporate resolutions.

7.15 Compliance with Laws; Permits; Certain Operations. Except as stated in **Exhibit 7.15** of the Disclosure Letter,

(a) each of the Material CropScience Companies holds all the Permits necessary for the conduct of the Agricultural Business, and all such Permits are in full force and effect;

(b) the Material CropScience Companies have not received any written and binding notice from any public authority revoking, canceling, rescinding, materially modifying or refusing to renew any Permit necessary for the conduct of the Agricultural Business or providing written notice of violations material for the conduct of the Agricultural Business under any Applicable Law and, to Sellers' best knowledge on the date hereof, no such notice is pending;

(c) to Sellers' best knowledge on the date hereof, the Material CropScience Companies are in all material respects in compliance with the Permits and Applicable Law and the requirements of the Permits and have filed all declarations and reports required by Applicable Law, directives and material regulations.

7.16 Insurances. Except as stated in **Exhibit 7.16** of the Disclosure Letter,

(a) the Controlled CropScience Group Companies are insured as customary in the respective trade;

(b) all insurance premiums covering the Controlled CropScience Group Companies have been paid when due;

(c) no party has given a notice to terminate a material insurance contract of a Controlled CropScience Group Company;

(d) to Sellers' best knowledge on the date hereof, no Controlled CropScience Group Company is in default with any material obligations (including *Obliegenheiten*) under such insurance contracts.

7.17 No Pipeline Over-Filling. To Seller's best knowledge on the date hereof, there have not been any sales or other distribution of Key Products outside of the ordinary course of business, as described by the Business Plan and the sales estimate derived therefrom especially, but not limited to, any sales actions in order to incentivise distributors and customers to prematurely satisfy their needs for these products for the season 2002, other than consistent with past business practices. For purposes of this Section 7.17 "Key Products" means the following products: [***]

7.18 Special Tax Status. Except as set forth in **Exhibit 7.18** of the Disclosure Letter, none of the Material CropScience Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. None of the CropScience Group Companies has filed a consent under the United States Internal Revenue Code of 1986, as amended ("IRC"), § 341 (f) concerning collapsible corporations. None of the CropScience Group Companies has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate to make any payments and will not be deductible under IRC, § 280 G. None of the CropScience Group Companies has been a United States real property holding corporation within the meaning of IRC, § 897(c)(2) during the applicable period specified in IRC, § 897(c)(1)(A)(ii). None of the CropScience Group Companies is a party to any Tax allocation or sharing agreement. None of the CropScience Group Companies located in U.S.A., except for Agri-Vet Inc., (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the target) or (B) has any liability for the Taxes of any Person (other than any of the CropScience Group Companies located in U.S.A.) under regulations promulgated under the IRC, § 1.1502-6 (or any similar provision of State, local or foreign law), as a transferee or successor, by contract, or otherwise. Agri-Vet Inc. previously filed its Tax Return as part of a US consolidated federal income Tax Return with Hoechst Corporation for the 1997 tax year. As a result of a merger with Agri-Vet Inc, Aventis CropScience USA Inc. is the successor of Agri-Vet Inc. There are no known unpaid liabilities related to Agri-Vet Inc.'s Tax consolidation with Hoechst Corporation.

The statute of limitations with respect to the 1997 tax year expired on September 15, 2001.

7.19 Compliance with Instruction Letter. The Controlled CropScience Companies have observed the instructions contained in para. 1 through 3 of the Instruction Letter between the date hereof and the Closing Date. None of the actions contained in para. 3 of the Instruction Letter (other than dividend payments from earnings of the business year 2000 in a net amount of less than EUR 500,000) have occurred since January 1, 2001.

7.20 Payment of Social Contributions and Public Dues. All payments of Social Contributions and other public dues including interest thereon (if applicable), except for Taxes, for which any of the Material CropScience Companies is liable and which must be paid before the Financial Date, have been made before the Financial Date.

7.21 Aventis CropScience UK Ltd. The information provided to Purchaser during the UK Telephone Discussion, taken into account the circumstances (short notice), was aimed to give fair and not misleading responses by the representatives of Aventis CropScience UK Ltd. ("ACS UK") and Aventis. Accordingly, the responses given by the representatives of ACS UK and Aventis to the questions relating to Sections 7.7, 7.8, 7.9, 7.11, 7.12, and 7.15 were made in the best belief of such persons without having had the opportunity to prepare and investigate for the UK Telephone Discussion. It being understood that the representatives of ACS UK and Aventis – as a result of their function (i.e., inhouse counsel of ACS UK, HSQ Manager of ACS UK, and Global HESQ Manager of Aventis) within the CropScience Group – may not have been knowledgeable with respect to such matters discussed during the UK Telephone Discussion, which were outside their area of responsibility (i.e., intellectual property and human resources). During the UK Telephone Discussion no issue had been disclosed by the representatives of ACS UK and Aventis which would have been required to be disclosed in the Disclosure Letter. "UK Telephone Discussion" means the telephone call on September 28, 2001 in which representatives from Purchaser, Sellers, and ACS UK

participated and during which aspects were discussed relating to guarantee items covered otherwise under this Section 7.

8. INDEMNIFICATION BY SELLERS

8.1 General. If any of the guarantees contained in Section 7 is untrue or incorrect, Sellers jointly and each Seller individually may take all such actions as shall be necessary or desirable to cure the breach. If Sellers fail to cure the breach within a period of three (3) months after notification by Purchaser, solely Purchaser shall be entitled to raise claims and shall only be entitled to claim damages in money from Sellers according to this Section 8.

8.2 Loss. Purchaser shall only be entitled to claim damages pursuant to the provisions of this Section 8 for liabilities, losses, damages, claims, external costs and expenses, interest, awards, judgments and penalties (including, without limitation, reasonable attorneys' and consultants' fees and expenses) ("Loss") actually and directly suffered or incurred by Purchaser or any of the CropScience Group Companies, as applicable, arising out of or resulting from the breach of any guarantee made by Sellers in Section 7; provided that the term Loss as used in this Agreement shall not include any loss of value except as expressly provided hereinafter, consequential damages, punitive damages, any loss of goodwill or any reputational damage or any argument that the purchase price was calculated upon incorrect assumptions; provided further that the following is agreed:

(a) In case of a breach of the EBITDA Guarantee contained in Section 7.5, Purchaser shall be entitled to a compensation for loss of value as follows:

(i) The EBITDA as calculated in accordance with Section 7.5 and **Exhibit J** is overstated by more than EUR 12,900,000 compared to the EBITDA reflected in the Financial Statements 2000; provided that any EBITDA shortfall shall only be relevant for the determination of

any loss of value to the extent it exceeds such amount of EUR 12,900,000;

(ii) Any shortfall of the EBITDA is only relevant to the extent it is not caused by matters relating to (A) liabilities (actual or contingent) relating to retirement-, death-, disability-, or health-benefit matters for employees, (B) liabilities (actual or contingent) relating to environmental matters, (C) Taxes (including deferred taxes), or (D) liabilities (actual or contingent) relating to Social Contributions;

(iii) The shortfall of the EBITDA is only relevant to the extent it is due to evident mistakes in book entries/accounting treatment and not due to different views/interpretations on accounting treatment unless Purchaser can establish that such book entry/accounting treatment is clearly incorrect in a way that it cannot reasonably be defended by an auditor. Subject to the foregoing, evident mistakes shall mean mistakes that relate to recurring items and are not (A) issues of classification of specific categories of income or expenses regardless of whether forming part of the EBITDA or not (but for the avoidance of doubt and except as otherwise provided in para. (B) through (C) below, a clearly incorrect entry in the books which leads to an incorrect amount shown in the relevant category may constitute an evident mistake), (B) individual matters which cause a shortfall of the EBITDA of less than EUR 300,000, and (C) incorrect estimations, hypothesis and assumptions made by the management of the Company, or the relevant CropScience Group Company concerned, in preparation of the Financial Statements 2000 unless such assumptions were clearly incorrect from the viewpoint of a reasonable business person at the time made; and provided further that in case of dispute, the matter shall be referred to **[***]** and **[***]**, or if one of them is or

both are not prepared to act hereunder by one or two independent international auditing firms to be nominated by the President of the *Wirtschaftsprüferkammer Düsseldorf* and only if both auditors acting hereunder agree that the Financial Statements 2000 contain evident mistakes, applying the rules and standards set forth herein, then to such extent the EBITDA Guarantee shall be deemed to be breached.

(iv) The loss of value to be compensated to Purchaser shall be determined based upon a multiplier of [***]; provided that in case of items not recurring indefinitely, such reduction shall not exceed the discounted loss of profits represented by the missing income (not exceeding the [***] multiplier) (e.g., in case of a net shortfall of the actual EBITDA for the year 2000 compared to the EBITDA guaranteed under Section 7.5 and such shortfall is caused by an indefinite recurring item of EUR 15,200,000, the compensation would amount to EUR [***] (= (EUR 15,200,000 – EUR [***] x [***], subject to other limitations set forth in this Agreement.

(b) Only in case of a breach of the guarantee contained in Section 7.5(b), para. (a) above shall apply *mutatis mutandis*; provided that any loss of value shall only be relevant to the extent that the Accumulated EBITDA falls short by more than EUR [***] compared to the EBITDA. For example, in case the Accumulated EBITDA falls short by EUR 25,000,000 compared to the EBITDA as determined pursuant to Section 7.5(a), (A) through (E) and such shortfall is caused by an indefinite recurring item, the compensation would amount to EUR [***] (= (EUR 25,000,000 – EUR [***]) x [***].

(c) In case of a breach of Section 7.13(e) and to the extent not (to be) remedied under other provisions of this Agreement, Sellers shall indemnify any company concerned in case of (i), and shall indemnify Purchaser in case of (ii), infra, solely pursuant to the following rules: The indemnification (the "Aggregate Special

Shortfall Compensation) shall be the lower of (i) the equivalent of the amounts required to ensure that the funding level (i.e., the aggregate fair market value of all assets contributed to and existing under such Funded Plan as of the Relevant Pension Date) of any specific Funded Plan is not less than 92% of the liabilities under such Funded Plan, calculated on a PBO basis using the actuarial assumptions provided in **Exhibit 7.13(e)**, which are the assumptions used for the Financial Statements 2000, or (ii) the shortfall of the aggregate funding of all Funded Plans of the Consolidated Companies FD (i.e. the fair market value of all assets contributed to and existing under such Funded Plans at the Relevant Pension Date) behind the aggregate of all liabilities pursuant to such Funded Plans calculated on a PBO basis (using the actuarial assumptions attached hereto as **Exhibit 7.13(e)**. "Relevant Pension Date" means December 31, 2001; provided that Purchaser may request that the Relevant Pension Date be shifted to March 31, 2002 and that a new computation of pension liabilities shall be made as of March 31, 2002 and as soon as possible thereafter, all if the Financial Date is a date later than March 31, 2002; provided further that in any event any such computations shall be made on the basis of the assumptions contained in **Exhibit 7.13(e)**.

(d) In case of a breach of any guarantee set forth in Section 7.5 or 7.13, no loss of profit shall be compensated. In case of a breach of any guarantee set forth in Section 7 other than those set forth in Section 7.5 and 7.13, Purchaser shall be entitled to loss of profits suffered by the CropScience Group Company concerned (or by Purchaser in case of a breach of guarantee related to the Company Shares) on a net dividend basis (i.e., the amount of Loss shall be determined from the view of the respective CropScience Group Company and shall be reduced by Taxes only if and to the extent Taxes would be attributable to hypothetical dividend distributions up to the level of Purchaser but not by any Taxes attributable to income and profits of the respective CropScience Group Company itself); provided that, except for a breach of the guarantees set forth in Sections 7.1

through 7.4, the period for which the loss of profits is to be determined shall not exceed a period of three (3) calendar years.

8.3 Individual Seller's Damage Quota, De Minimis Amount, Threshold and Cap. Purchaser's claims for damages under this Section 8 shall be based upon the principle that (i) Sellers shall only be liable in accordance with the Debtor Principle and only for a certain quota of any incurred Losses that Sellers are liable for under the provisions of this Section 8 (the "Individual Seller's Damage Quota"), which quota shall be based upon the rules explained under (a) below, that (ii) except for specified cases, a de minimis amount and a threshold must be observed as explained under (b) below and that (iii) additionally a cap shall apply as explained under (c) below.

(a) The Individual Seller's Damage Quota (for Sellers individually and in the aggregate) shall be computed as follows:

(i) If a Fully Owned CropScience Group Company or Aventis CropScience itself or Purchaser directly incurs Losses, the maximum amount of the Individual Seller's Damage Quota shall be in accordance with the Joint Participation Quota, i.e., 24 % of all Losses incurred by such Fully Owned CropScience Group Company, by Aventis CropScience or Purchaser) (the "Joint Participation Principle"). However, if a Fully Owned CropScience Group Company, Aventis CropScience or Purchaser incurs Losses resulting from a breach of a guarantee contained in Section 7.1 (a), the Individual Seller's Damage Quota shall be 100 %.

(ii) If a Non-Fully Owned CropScience Group Company incurs any Losses, the maximum amount of the Individual Seller's Damage Quota shall be computed by determining the pro rata amount of the shareholding directly or indirectly transferred to Purchaser hereunder (the "Pro Rata Shareholding Principle", together with the Joint Participation Principle the "Pro Rata Principle"). For example: In case of a 51% owned

CropScience Group Company, the maximum Individual Seller's Damage Quota for Sellers individually and in the aggregate amounts to twelve point twenty-four percent (12.24) (24 x 51%) of all Losses incurred by such Company.

(iii) For the avoidance of doubt: There shall be no double counting of Losses and the Losses indemnifiable hereunder are the Losses which Purchaser or a CropScience Group Company suffers directly, so that, for example, the reduced value of a Subsidiary or reduced dividend flows resulting from a Loss and incurred by the respective shareholding company shall not be indemnifiable hereunder.

For further avoidance of doubt: In some provisions of this Agreement the Pro Rata Principle shall explicitly be based upon a "fictitious 100 % Joint Participation Quota" of Sellers. This qualification means that Sellers will in these instances (subject to all other applicable qualifications) bear 100 % of all Losses, expenses (as the case may be) incurred by a Fully Owned CropScience Group Company, Aventis CropScience or Purchaser and that in case of a Non-Fully Owned CropScience Group Company it shall be fictitiously assumed that Sellers transferred 100 % of the shareholding in the Company (i.e., in case of a 51 % owned company, they will bear 51 % of all Losses, expenses (as the case may be) incurred by such company instead of only 24 % of 51 % of all such Losses) and that any refunds in form of refund payments or assignments to be made by Purchaser to Sellers as a consequence of any such payment or indemnification to Purchaser shall automatically be based upon the same qualification of the Pro Rata Principle. The same rule applies analogously, where Purchaser is obliged vis-à-vis Sellers based on a fictitious 100 % Joint Participation Quota.

(b) Each individual Seller shall in any event only be liable under this Section 8, if the individual claim or series of claims (*Serienschäden*) (collectively the "Claims") recoverable under this Section 8 from all Sellers hereunder and all sellers under the Aventis SPA under Section 8 of the Aventis SPA in the aggregate exceeds the De Minimis Amount as defined below and if the aggregate amount of all individual Claims hereunder and under the Aventis SPA above the De Minimis Amount exceeds EUR [***] (the "Basket"), in which case the amount including the Basket except for any De Minimis Amounts is payable in the aggregate (aggregating the obligations of Sellers and sellers under the Aventis SPA); provided that the De Minimis Amount and the Basket shall not apply in case of a breach of the guarantee contained in Section 7.13(e).

The "De Minimis Amount" means initially EUR [***] (aggregating the obligations of Sellers and sellers under the Aventis SPA); provided that the De Minimis Amount shall go down to EUR [***] after the first [***] Claims in the amount of more than EUR [***] but less than EUR [***] for which Sellers together with sellers under the Aventis SPA – absent the De Minimis Amount – would be liable pursuant to Section 8 or the corresponding Section 8 of the Aventis SPA; and provided further that the De Minimis Amount shall be increased from [***] to [***] after indemnification pursuant to Section 8 for [***] Claims in the amount of more than EUR [***] and less than EUR [***]; it being understood that the time order of Claims shall follow the order of notification of Sellers of Claims pursuant to Section 7, 8 (as provided in Section 8.5).

(c) In no event shall Sellers' aggregate liability under this Section 8 (in connection with Section 7) exceed the amount of EUR [***] (i.e., 24 % of EUR [***]) (the "Guarantee Cap"); provided that the Guarantee Cap shall not apply in case of a breach of any of the guarantees stated in Section 7.1 through 7.4, it being understood that any indemnification granted and actually paid by Sellers hereunder or under Section 12.1(d)(i) and 12.1(d)(iv) shall reduce the liability of Sellers under the

Guarantee Cap. For the avoidance of doubt and as a consequence of the aforesaid: In no event, unless explicitly otherwise provided, shall any individual Seller or Sellers in the aggregate jointly be obliged to make indemnifications under Sections 8 and Section 12.1(d)(i) and 12.1(d)(iv) in excess of EUR [***].

8.4 Third-Party-Claims. If Purchaser determines to seek remedies under this Section 8 (in connection with Section 7 above), with respect to claims resulting from the assertion of liability by third parties or the threatening of any measure by Governmental Entities (such claims and threats "Third Party Claims"), Purchaser shall give written notice to Schering as soon as possible but not later than twenty (20) Business Days after Purchaser became aware of any such Third Party Claim. Purchaser shall, furthermore, ensure by taking adequate (from the point of view of a prudent business person) organizational measures that any CropScience Group Company that becomes aware of any such Third Party Claim informs Purchaser including the legal department of Purchaser, of such claim without undue delay. Sellers jointly with sellers under the Aventis SPA and Purchaser shall then mutually agree whether and which steps to take to defend themselves against such Third Party Claims. If requested by Aventis Agriculture under the Aventis SPA, Purchaser or any of the CropScience Group Companies concerned shall defend itself against such Third Party Claims as directed by Aventis Agriculture; provided that, as towards Purchaser, Sellers agree to bear the costs connected therewith subject to the Debtor Principle and the Pro Rata Principle, whereby general administration costs of Purchaser or any of the CropScience Group Companies concerned shall always be borne by Purchaser; and further provided that, as between Sellers, Sellers shall bear the respective costs pro rata in accordance with the ratio of their respective Participation Quotas. Purchaser shall not settle any matter relating to a Third Party Claim without the written consent of Aventis Agriculture, which consent, according to the Aventis SPA, shall not be unreasonably withheld.

8.5 Loss or Reduction of Claims. Any claims of Purchaser pursuant to this Agreement shall be lost or reduced if Purchaser shall not have

submitted to Schering within twenty (20) Business Days after discovery of the relevant facts by Purchaser's legal department a written notice justifying a claim for indemnification under this Agreement and announcing Purchaser's intention to hold Sellers or any Seller liable, such written notice to specify in reasonable detail the facts upon which an alleged or possible claim is based. Any loss or reduction under this Section 8.5 shall only take effect if and to the extent a delayed notification by Purchaser adversely affects the ability of Sellers or any Seller to mitigate the Loss which shall be determined by an arbitrator on the basis of what it deems fair and equitable (*ex aequo et bono*).

8.6 Limitation. Any claims of Purchaser pursuant to this Section 8 (in connection with a breach of guarantees other than those stated in Sections 7.1 through 7.4 and other than claims pursuant to Section 7.5 in connection with Section 8.2) shall be time-barred (*Ausschlussfrist*) [***] after the Closing Date, unless Purchaser (i) has submitted to Aventis Agriculture and to Schering a notice in accordance with Section 8.5 at the latest [***] after the Closing Date, and (ii) has initiated arbitration proceedings in accordance with Section 14.17 within a period of [***] after receipt of the notice by Aventis Agriculture and Schering referred to in subparagraph (i) above if such claims are not recognized by Aventis Agriculture and Schering, as the case may be, until such date.

Claims for a breach of the guarantees stated in Sections 7.1 through 7.4 shall be time-barred (*Ausschlussfrist*) after the [***] anniversary of the Closing Date and claims for loss of value pursuant to Sections 7.5(a) and 7.5(b) in connection with Section 8.2 shall be time-barred (*Ausschlussfrist*) on [***] but not earlier than on the date falling [***] after the Closing Drop Date, and all other claims pursuant to Section 7.5 shall be time-barred (*Ausschlussfrist*) [***] after the Closing Date; all provided that (i) and (ii) of the foregoing paragraph shall apply *mutatis mutandis*.

8.7 Mitigation. Purchaser shall ensure that all reasonable steps be taken which are necessary to avoid a liability of any Seller under this Agreement and to mitigate the amount of any such liability and to

overcome any such liability. When calculating the amount of any such liability, all present and future advantages (including tax advantages) in connection with the subject matter shall be taken into account.

8.8 Indemnification of Sellers. If and to the extent any individual Seller is not liable (including as a result of statutes of limitations) under this Agreement, Purchaser shall indemnify and hold harmless any Seller and its Affiliates from Losses (including any taxes attributable to the Agricultural Business and not subject to indemnification by Sellers under Section 11) resulting from

(i) a subordinated liability of any such Seller or its Affiliate for liabilities of a CropScience Group Company *(e.g.*, piercing-the-corporate-veil concept or general partner liability);

(ii) any environmental liabilities imposed on any of the Sellers or their Affiliates for any acts or omissions of any CropScience Group Company; provided that Purchaser shall only be liable under this paragraph (ii) if and to the extent it would not have been entitled to hold the respective Seller liable under Section 12 had the CropScience Group Company that committed the relevant act or omission been directly held liable.

Sections 8.4, 8.5 and 8.7 shall apply *mutatis mutandis*. Any statutory claims of Sellers or their Affiliates shall not be limited by the foregoing; provided that the foregoing shall not apply if and to the extent the underlying circumstances would have given rise to an indemnification claim of Purchaser hereunder regardless of the expiration of any applicable statute of limitation.

8.9 Sole Remedy. Purchaser hereby acknowledges and agrees that its sole and exclusive remedy with respect to any and all Losses relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions of this Section 8 and of Sections 9 (Special Indemnifications), 11 (Taxes) and 12 (Environmental). Any breach of a representation under Section 7 is exclusively being indemnified pursuant to this Section 8, provided that the indemnification for

Environmental Contamination shall exclusively, be governed by Section 12 and the indemnification for Taxes shall be exclusively governed by Section 11 and the indemnifications provided for in Section 9 shall be exclusively governed by Section 9, all with precedence over Section 7 in connection with 8. However, if any facts lead to a breach of Section 7.15 and simultaneously to a liability of Sellers under Section 9.3(a), Purchaser shall be entitled to claim Losses to the extent not covered by Section 9.3(a) (e.g. loss of profits) if and to the extent it is entitled to such indemnification as a consequence of the breach of Section 7.15.

In furtherance of the foregoing, Purchaser hereby waives to the fullest extent permitted under Applicable Law any and all other statutory or contractual claims relating to the subject matter of this Agreement not covered by this Section 8 (in connection with Section 7), Sections 9, 11 and 12. As amplification and without limitation any claims based on *positive Vertragsverletzung* and *culpa in contrahendo* and any claims for cancellation (*Wandlung*) and rescission (*Rückabwicklung*) or challenge (*Anfechtungsrechte*) of this Agreement, except for the challenge because of malicious deceit (*Anfechtung wegen arglistiger Täuschung*), are expressly excluded; provided that any claims for fulfillment of this Agreement (*Erfüllungsansprüche*) which are not expressly and specifically the subject matter of a guarantee under Section 7 of this Agreement, and claims for breach of covenants and other obligations under this Agreement are not affected by this Section 8.9, regardless of whether raised by Purchaser or any other party under this Agreement.

8.10 Exclusion of Liability. Any liability of Sellers to indemnify Purchaser for a breach of representations pursuant to this Section 8 or pursuant to Section 9, is excluded if and up to the amount the underlying circumstances:

(i) increased the Net Debt Position or reduced the Working Capital, or

(ii) are the subject of valid and collectible claims for corresponding performances of third parties, in

particular by insurances (the validity risk and the insolvency risk associated with the collection of such claims regarding the third party and reasonable out-of-pocket expenses connected with the collection of such claims shall be borne by Sellers pursuant to the Debtor Principle and the Pro Rata Principle).

To the extent Sellers are not liable as a consequence of this Section 8.10, such amounts shall not be regarded as Losses to be indemnified hereunder. For the avoidance of doubt: If Purchaser incurs a Loss (notified to Sellers as a first Claim) of EUR 6,000,000 and if EUR 5,550,000 are the subject of a valid and collectible claim against a third party, Purchaser shall not be entitled to any indemnification because the residual amount does not exceed the De Minimis Amount.

8.11 Oral Statements. Sellers are neither jointly nor individually liable for the correctness of any oral or written statements made by managing directors, employees or consultants of any Seller, or any seller under the Aventis SPA, their Affiliates, and the CropScience Group Companies, in particular, if made during the due diligence, and the knowledge of these persons cannot be attributed to any Seller, unless expressly otherwise provided in this Agreement.

8.12 Knowledgeable Persons. To the extent Sellers have or any Seller has made a representation based on such Seller's or Sellers' "best knowledge", any Seller can only be held liable if any of the following persons were aware (as of the date hereof or any other given date, as the case may be) of the incorrectness of the representation or were unaware of it due to their own negligence:

(i) persons located in Lyon: [***];

(ii) persons located elsewhere: [***].

8.13 Non-Applicability of Sections 439, 460, 464 *BGB*. Sections 439, 460, 464 of the German Civil Code (*BGB*) shall not be applicable. If and to the extent information is contained in this Agreement, the Aventis SPA, and the respective Exhibits thereto, claims of Purchaser pursuant to Sections 7, 8 shall be excluded.

9. SPECIAL INDEMNIFICATION AND TRANSFER OF PROCEEDS

9.1 StarLink. Sellers shall not be held liable by Purchaser in connection with the StarLink Matter as described in **Exhibit 9.1**.

9.2 Non-Indemnified Proceedings. Sellers shall not be held liable by Purchaser with respect to the proceedings described in (i) **Exhibit 9.2(a)** (the "PGS Arbitration"), (ii) **Exhibit 9.2(b)** (the "Scotts Litigation"), (iii) **Exhibit 9.2(c)** (the "Scotts Arbitration", (iv) **Exhibit 9.2(d)** (the "Methionine Litigation" and (v) **Exhibit 9.2(e)** (the "Vitamin Litigation").

9.3 Pre-Closing Liabilities.

(a) Subject to the Debtor Principle and the Pro Rata Principle, Sellers agree to indemnify Purchaser for any and all Losses on a net dividend basis (i.e., the amount of Loss shall be determined from the view of the respective CropScience Group Company and shall be reduced by Taxes only if and to the extent Taxes would be attributable to hypothetical dividend distributions up to the level of Purchaser but not by any Taxes attributable to income and profits of the respective CropScience Group Company itself) suffered by Purchaser or any CropScience Group Company (except for Participations) arising out of:

(i) any criminal or regulatory offences (*Ordnungswidrigkeiten*) committed prior to the Closing Date in a specific country for which any CropScience Group Companies is held responsible under the Applicable Law of such specific country;

(ii) or any public law strict liability vis-à-vis third parties (*öffentlich-rechtliche Gefährdungshaftung gegenüber Dritten*) attributable to activities prior to the Closing Date, except for matters related to environmental issues;

all provided that Sellers shall in any event only be liable under this Section 9.3(a) if the individual claim or series

of claims (*Serienschäden*) recoverable under this Section 9.3(a) from all Sellers and sellers under the Aventis SPA in the aggregate exceed the de minimis amount of EUR [***] (the "Special De Minimis Amount I").

Any claims of Purchaser pursuant to this Section 9.3(a) shall be time-barred (*Ausschlussfrist*) on the day on which the relevant act or omission for which Purchaser seeks indemnification hereunder shall have become time-barred.

(b) For any product liability arising from products of the CropScience Group Companies (except for the Participations) if and to the extent delivered prior to the Closing Date Sellers shall provide continuous coverage for PL Claims (as defined hereinafter) for a period of [***] after the Closing Date at an aggregate amount (aggregating the obligations of Sellers and sellers under the Aventis SPA) of EUR [***] as follows:

(A) "PL Claim" means any individual claim or series of claims Serienschäden) raised by any Person against any of the CropScience Group Companies and arising from products of the CropScience Group Companies (except for the Participations) if and to the extent delivered prior to the Closing Date and if and to the extent such claims have neither increased the Net Debt Position nor reduced the Working Capital, provided that the individual claim or a series of claims (Serienschäden) the underlying circumstances of which have been reported to the relevant insurer after the Closing exceeds a de minimis amount of EUR [***] (the "Special De Minimis Amount II.

(B) Sellers shall procure that there will be insurance coverage taken out by Aventis for the CropScience Group Companies, including insurance through Aventis or its Affiliates (except for the CropScience Group Companies) (i.e. captive insurances), in an aggregate

amount of [***] (the "Insurance Cap") (aggregating the obligations of Sellers and sellers under the Aventis SPA) as described in more detail in **Exhibit 9.3(b)** (the "Product Liability Insurance") which will be maintained for a period of [***] after the Closing Date. Sellers shall furthermore procure that from the date hereof until the Closing Date all circumstances which reasonably likely give rise to PL Claims that the risk management of Aventis becomes aware of be reported under the existing product liability insurance in due course and in accordance with the terms and conditions of that insurance and that Purchaser receives a copy of such notification; provided that such risk management of Aventis shall use reasonable best efforts to collect such information before Closing (to be procured by Sellers). Purchaser shall procure that all circumstances which reasonably likely give rise to PL Claims (including PL Claims that do not exceed the Special De Minimis Amount II) that Purchaser or any of the CropScience Group Companies become aware of after the Closing be reported to Aventis in due course and in accordance with the terms and conditions of the Product Liability Insurance (a copy of the respective reporting obligations under such policy will be provided to Purchaser) in order to enable Aventis to assert claims under the Product Liability insurance.

(C) Purchaser shall be entitled to receive all compensation paid under the Product Liability Insurance after the Closing Date if and to the extent the underlying claim has neither increased the Net Debt Position nor reduced the Working Capital nor has been compensated by Sellers (or sellers under the Aventis SPA) under para. (D) below (respectively, para. (D) of the corresponding Section 9.3(b) of the Aventis SPA); provided that in case of Losses incurred by Purchaser or any of the CropScience Group Companies (except for the Participations) resulting from PL Claims the underlying

circumstances (reasonably specified in accordance with the respective policy) of which have been reported to the relevant Product Liability Insurance only after the Closing Date, Purchaser shall only be entitled to claim indemnification under the Product Liability Insurance if the aggregate amount of all uncompensated Losses resulting from PL Claims, including those not compensated by Sellers (and sellers under the Aventis SPA) pursuant to subpara. (D) below, exceeds the Special Basket. In case Purchaser is not entitled to receive compensation paid under the continued Product Liability Insurance but nevertheless receives such payment, it shall promptly forward any such payments to Sellers in accordance with their respective Participation Quotas (and to sellers under the Aventis SPA in accordance with their participation quotas in the Company).

(D) Subject to the Debtor Principle and the Pro Rata Principle, Sellers agree to indemnify Purchaser for any and all Losses incurred by Purchaser or any of the CropScience Group Companies arising from any PL Claims up to a maximum aggregate amount of [***] (= 24 % of [***]) ("Special Cap"); provided that Purchaser can invoke this indemnification for each PL Claim only according to the rules set forth in para. (G) below and if and to the extent such Loss has neither decreased the Working Capital nor increased the Net Debt Position, and provided further, that the aggregate amount of all such Losses not compensated under the Product Liability Insurance and otherwise indemnifiable under this subpara. (D) and under subpara. (D) of the same Section of the Aventis SPA in the aggregate exceeds EUR [***] (the "Special Basket") in which case only the amount exceeding the Special Basket (in each case except for any Special De Minimis Amounts II) is payable.

(E) The Special Cap shall be increased by 24 % of any amount of Losses resulting from a PL Claim for which the CropScience Group Company or Purchaser is not indemnified under the foregoing provisions of subpara. (C) solely as a result of a failure of Aventis Agriculture or Aventis to comply with their obligations under the terms and conditions of the insurance or as a result of such a failure to comply of any of the CropScience Group Companies, the latter only if the failure takes place prior to the Closing Date. However, such increase of the Special Cap shall only apply if, after the Closing Date, Purchaser and the CropScience Group Companies have, as applicable, put Aventis or, respectively, Aventis Agriculture in a position to fully comply or have themselves fully complied with respect to a specific claim with the terms and conditions of the Product Liability Insurance and have duly reported any PL Claims to Aventis Agriculture such that Aventis Agriculture or, respectively, Aventis were enabled to comply with the terms and conditions of the Product Liability Insurance; always provided that a failure of Purchaser to comply with the terms and conditions of the Product Liability Insurance shall not be relevant if Purchaser has not received the respective terms and conditions at least fourteen (14) days prior to such failure. In case of an increase of the Special Cap as a consequence of this subpara. (E); and provided that as a consequence of Sellers' or the relevant CropScience Group Company's failure claims under the Product Liability Insurance, or the relevant product liability insurance in force before Closing, have been lost or diminished (including non-applicability of Special De Minimis Amount II) which, absent such failure of Sellers, would and should have been reported to the relevant insurer prior to the Closing, in applying subpara. (D) above, the Special Basket and the Special De Minimis Amount II shall not apply with respect to any amounts that increased the Special Cap.

(F) Any claims of Purchaser pursuant to this Sec. 9.3(b) shall be time-barred (*Ausschlussfrist*) at the **[***]** anniversary of the Closing Date, unless (i) prior to the expiration of this limitation period Purchaser has submitted to Aventis Agriculture and to Schering a written notification, stating in reasonable detail (sufficient, so that Sellers can validly raise a claim against their insurer) that Purchaser will hold Sellers liable on the basis of a specific circumstance in respect of which there is a reasonable likelihood of an ensuing PL Claim of a specific product liability case and (ii) Purchaser has initiated arbitration proceedings in accordance with Section 14.17 within a period of one (1) month after receipt of the notification by Aventis Agriculture and Schering referred to in subpara. (i) above if such PL Claims are not recognized by Aventis Agriculture and Schering, as the case may be, until such date; provided that in case of Purchaser having interrupted the afore-described **[***]** period in accordance with the provisions under (i) and (ii) above with respect to a claim explicitly only based on subpara. (D) above, such interruption shall nevertheless automatically also interrupt the relevant period regarding subpara. (C) above.

(G) Purchaser shall only be entitled to claim indemnification under (D) above if and to the extent (i) the respective Loss is not the subject of a valid and collectible claim against the Product Liability Insurance or any product liability insurance in force prior to the Closing Date, (ii) Aventis has recognized that a Loss of Purchaser or the respective CropScience Group Companies resulting from a PL Claim is not covered and indemnifiable under the Product Liability Insurance or any product liability insurance in force prior to the Closing Date, or (iii) Purchaser or the relevant CropScience Group Company have not received compensation under the Product Liability Insurance

pursuant to para. (C) within [***] after the respective PL Claim had been reported to Sellers and Purchaser has elected in writing vis-à-vis Sellers and sellers under the Aventis SPA to hold Sellers and sellers under the Aventis SPA liable under para. (D) above (or respectively para. (D) of the corresponding Section of the Aventis SPA), such election to be made uniformly vis-à-vis Sellers and sellers under the Aventis SPA. In the event of any payment of Sellers under (D) above, Sellers shall only be obliged to indemnify Purchaser according to para. (D) above by way of counter performance (*Zug-um-Zug*) (i.e., the assignment according to the Pro Rata Principle and the Purchase Price Allocation of any claims Purchaser or the relevant CropScience Group Company might have against the Product Liability Insurance or any third party in consequence of the corresponding PL Claim). In the event of (iii) above, any amounts indemnified by Sellers pursuant to para. (D) above shall count against the Special Cap irrespective of whether Sellers receive any compensation under the Product Liability Insurance thereafter; provided however that any such amount shall not reduce the Insurance Cap.

(H) Purchaser and Sellers acknowledge the following: Provided that Purchaser has not elected to be indemnified for a specific PL Claim pursuant to para. (D) above in accordance with para. (G) above, Aventis Agriculture shall be obligated to inform Purchaser in writing and in due course if the Product Liability Insurance finally denies coverage of such PL Claim and shall also declare in such statement whether and to what extent Aventis or Aventis Agriculture intends to initiate legal proceedings against the Product Liability Insurance. If and to the extent the Product Liability Insurance denies coverage of a PL Claim and if and to the extent Aventis Agriculture did not duly declare in accordance with the foregoing its intention not to

initiate legal proceedings, Purchaser shall be entitled to demand that the respective PL Claim be asserted in court against the Product Liability Insurance and that Purchaser controls such proceedings; provided that such right of Purchaser to demand and control legal proceedings shall cease after Purchaser has elected to be indemnified pursuant to para. (D) above in accordance with para. (G) above. Purchaser agrees to bear its own as well as all costs and expenses of Aventis and Aventis Agriculture connected with the respective legal proceedings controlled by Purchaser; provided that general administration costs of Aventis and Aventis Agriculture shall be borne by Aventis and Aventis Agriculture itself. Provided that Purchaser has not elected to be indemnified for a specific PL Claim pursuant to para. (D) above in accordance with para. (G) above, Aventis Agriculture and Aventis (to be procured by Aventis Agriculture) shall not settle any PL Claim without the prior written consent of Purchaser other than in cases where Purchaser pursues the PL Claim on its own account; provided that in case Purchaser refuses to consent to a settlement proposal by Aventis Agriculture, it shall forthwith be entitled to control the relevant proceedings in accordance with the foregoing (e.g., regarding costs and expenses).

(c) Subject to the Debtor Principle and the Pro Rata Principle Sellers shall indemnify the CropScience Group Company concerned for any and all obligations to make indemnifications arising out of the [***]; provided that with respect to the [***] the first EUR [***] shall be borne by any such CropScience Group Company concerned and with respect to the [***] the first EUR [***] shall be borne by any such CropScience Group Company concerned; provided further that in case the [***] took place and Aventis Agriculture or a designated person sells (execution of binding agreement) the [***] to a third party within a period of [***] after the Closing Date, Purchaser shall bear [***], but not more than EUR [***], of all obligations to

make indemnifications.

It being understood that the determination of any obligation to indemnify any purchaser under this paragraph shall be made by the respective selling contract party unless the relevant costs are to be exclusively borne by another party in which case such party shall control any settlements or court proceedings.

(d) Sections 8.4 through 8.5 and 8.7, 8.9, 8.10 as provided herein and the procedures described in **Exhibit L** shall apply *mutatis mutandis* (i.e. taking into account that where Sellers and sellers under the Aventis SPA make indemnifications or bear any costs and according to **Exhibit L** only Aventis Agriculture would in turn receive payments or assignments, this rule shall be extended such that Schering also receives such payments or assignments in accordance with the Pro Rata Principle and based upon the Joint Participation Quota of Schering (i.e. such payments/assignments shall not be based on a fictitious 100 % Joint Participation Quota as described in Section 8.3(a)(iii)).

(e) For purposes of this Section 9 the term "Loss" shall not include loss of profits.

10. REPRESENTATIONS AND WARRANTIES OF PURCHASER

10.1 Representations. Purchaser represents and warrants in the form of an independent guarantee to Sellers jointly and to each Seller individually that as of the date hereof and the Closing Date:

Purchaser is duly incorporated and validly existing under the laws of the jurisdiction of incorporation and has all requisite corporate power and authority to own assets and to carry out business. The execution, delivery and performance by Purchaser of this Agreement does not, and the consummation of the transactions contemplated herein will not conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under its articles of incorporation or by-laws under which it is bound or to which it is subject.

10.2 Indemnification. In the event that Purchaser is in breach of any representation under Section 10.1 above, it shall indemnify each Seller individually for any Loss incurred by such Seller, including lost profits, as a result thereof. Claims for a breach of the guarantees stated in this Section 10.2 shall be time-barred (*Ausschlussfrist*) after the fifth (5th) anniversary of the Closing Date.

11. TAX MATTERS AND SOCIAL CONTRIBUTIONS

11.1 Tax Indemnities.

(a) From and after the Closing Date, Sellers in accordance with the Debtor Principle and the Pro Rata Principle agree to indemnify Purchaser for all Taxes (other than V.A.T.) assessed with respect to the Controlled CropScience Group Companies for any taxable period or portion thereof that ends on or before December 31, 2001 and that have not been paid on or before the Financial Date. For example: In case of a 51% owned Controlled CropScience Group Company, Schering' obligation, SCIC's obligation and Schering's and SCIC's aggregate obligation is limited to twelve point twenty-four percent (12.24) (24 x 51%) of such Taxes. However, no indemnity shall be provided under this Agreement for any Taxes

(i) to the extent any such underlying Tax relevant income can be offset against loss carry forwards that are or were available (including as a result of subsequent Tax audits) in the period to which such Taxes are allocable, whereby any use or other reduction caused directly or indirectly by Purchaser of such loss carry forward after the Financial Date shall be disregarded (i.e., Sellers jointly with sellers under the Aventis SPA shall have the full benefit of such existing loss carry forward);

(ii) to the extent that (A) Tax assessments for periods before January 01, 2002 are amended, especially by a Tax audit, and (B) such amendments will cause a future Tax reduction, e.g., by the increase of acquisition costs

of assets reflected in the respective balance sheet (i.e., higher depreciations); provided that any such future Tax reduction shall only reduce the indemnity up to an amount equal to its net present value; and provided further that the estimation of any such net present value, if made any time on or before December 31, 2005, shall be subject to review at a later date when appropriate and shall be adjusted accordingly, if necessary, whereas any such net present value estimations made after December 31, 2005 shall not be subject to any later review and adjustment. The calculation of any such net present values shall use an interest rate equal to the Contractual Interest Rate of 4.5% p.a. and shall be calculated on the basis of the Tax estimated rate applicable at such time to the respective company concerned.

(b) Sellers in accordance with the Debtor Principle and the Pro Rata Principle agree to indemnify Purchaser for all V.A.T. assessed with respect to the Controlled CropScience Group Companies for any taxable period or portion thereof that ends on or before December 31, 2001 which have not been reflected in the calculation of the Working Capital.

(c) With respect to the time period between January 1, 2002 and the Financial Date, if applicable, Sellers agree in accordance with the Debtor Principle and the Pro Rata Principle to indemnify Purchaser for changes of Tax (other than V.A.T.) assessments made in the course of Tax audits with respect to additional Tax liabilities resulting from transfer pricing adjustments affecting the Controlled CropScience Group Companies which refer to transactions and/or proceeds or portions thereof within said period and which relate to (i) sales of goods or services, (ii) licensing of intangibles, or (iii) toll manufacturing activities; provided that Section 11.1 (a) (i) and (ii) shall be applicable, it being understood, however, that Section 11.1(a)(i) shall only be applicable if and to the extent that such loss carry-forward will be available on December 31, 2001 already (including as a result of subsequent Tax

assessments); and provided further that any Tax Benefits affecting other Controlled CropScience Group Companies being part of such transactions affected by transfer pricing adjustments shall be offset or reimbursed at a later date, as the case may be, against any Tax indemnities to be otherwise paid by Sellers in accordance with this Section 11.

(d) Indemnification payments by any Seller for any Taxes or, respectively, portion of any Taxes, due under this Section 11.1 shall be made within twenty (20) Business Days following written notice by Purchaser; provided that the payment of such amounts to the Tax Authority is due; further provided that no Seller shall be required to make any payment earlier than two Business Days before such Taxes are due to the Tax Authority. In case of any Tax being contested in accordance with the provisions of Section 11.7, payment of such Tax to the Tax Authority will be considered due no earlier than the date a final determination to such effect is made by the Tax Authority or a court of proper jurisdiction; provided that the competent Tax Authority has granted relief from paying the assessed Tax until such Tax becomes final and binding. If this is not the case, any Seller liable under this Section 11 shall make a respective advance indemnification payment to Purchaser, and if the final amount to be indemnified for Taxes and to be paid by such Seller is lower than the advance indemnification payment by such Seller, then the difference shall be reimbursed by Purchaser, including all interest earned thereon, if any.

(e) For purposes of this Agreement, (i) in case of any Tax based upon or measured by gross or net income or receipts, net worth, capital or franchises, or any Tax assessed in connection with any sale or other transfer of property, that is payable for a period that begins before December 31, 2001 and that ends after December 31, 2001 (in particular deviating fiscal year), the portion of any such Tax that is allocable to the period ending on December 31, 2001 shall be deemed equal to the amount that would be payable if the taxable year ended on December 31, 2001, and (ii) in the case of any other Tax that is

payable for a period that begins before December 31, 2001 and that ends after December 31, 2001, the portion of any such Tax that is allocable to the portion of the period ending on December 31, 2001 shall be deemed to equal the amount of Taxes for the entire period multiplied by a fraction in which the numerator is the number of days in the portion of the period ending on December 31, 2001 and the denominator is the number of days in the entire period. The determination pursuant to this Section 11.1(e)(i) shall be based on audited financial statements which shall be established consistent with past practice and in any event with Applicable Law. The procedure contained in Section 6.2 shall apply; provided that Sellers shall have a right to participate in the procedures described therein as a party and shall participate in the costs in accordance with their Joint Participation Quota.

(f) [deliberately left blank]

11.2 Refunds and Credits.

(a) In accordance with the Pro Rata Principle and the respective ratio of the Participation Quotas of Sellers, Purchaser shall promptly (within ten (10) Business Days) pay to Sellers any Tax refund and Tax credits (both including any interest paid or credited with respect thereto) realized or received by Purchaser, any of its Affiliates or the Controlled CropScience Group Companies after the Financial Date (i) relating to the Controlled CropScience Group Companies for taxable periods or portions thereof ending on or before December 31, 2001, or (ii) attributable to an amount paid by such Seller under Section 11.1(c). Purchaser shall, if any Seller so requests and at such Seller's expense, cause the Controlled CropScience Group Companies to file for and obtain any Tax refund or Tax credit to which such Seller may be entitled under this Section 11.2. Purchaser shall permit the requesting Seller or Sellers jointly (in case of several such requests) to control (at the requesting Seller's or Sellers' expense) the prosecution of any such Tax refund or Tax credit claim, and shall – to the extent legally

possible - cause any of its Affiliates or the Controlled CropScience Group Companies to authorize by appropriate power of attorney such persons as the requesting Seller or requesting Sellers jointly (in case of several such requests) shall designate to represent such entity with respect to such claim. A Tax refund is to be considered realized for purposes of this Agreement at the time that it is received in cash or as some other cash equivalent, and a Tax credit is deemed being realized if reflected in a Tax assessment or Tax settlement notice (*Abrechnungsbescheid*).

(b) In accordance with the Pro Rata Principle and the respective ratio of the Participation Quotas of Sellers, Purchaser shall pay to Sellers the amount of all V.A.T. refunded/credited by the Tax Authorities to the Controlled CropScience Group Companies which are allocable to the period prior to January 1, 2002 and which were not included in the V.A.T. receivables reflected in the Working Capital within twenty (20) Business Days following such refund/credit.

11.3 Pre-payments. Purchaser shall promptly after the Closing and in accordance with the Pro Rata Principle and the ratio of Sellers' respective Participation Quotas refund Sellers for any amount of pre-paid Taxes (*Vorauszahlungen*) due and paid by any of the Controlled CropScience Group Companies prior to December 31, 2001 which is allocable to any taxable period after the Financial Date; provided that the allocation of Tax pre-payments to any period is primarily made pursuant to the allocation principle upon which the relevant Tax assessment is based and, only if such allocation to specific periods is not made, then in accordance with the rule that the entire amount shall be allocated and split *pro rata temporis* based upon the ratio of the total number of days such Tax assessment refers to versus the number of days that can be allocated to a taxable period after the Financial Date.

11.4 Preparation of Tax Returns. Aventis CropScience shall prepare and file (or cause to be prepared and filed) all Tax Returns relating to the Controlled CropScience Group Companies that are due on or before

December 31, 2001 or that relate to any taxable period ending on or before December 31, 2001. Tax Returns filed by any Consolidated Company as of the Financial Date for a taxable year that includes December 31, 2001 shall be prepared on a basis consistent with those prepared for prior Tax years (unless counsel for Purchaser, after consultation with counsel for Aventis CropScience, determines that there is no reasonable basis in law for that). With respect to any Tax Return required to be filed by any Consolidated Company as of the Financial Date including December 31, 2001, and as to which an amount of Tax is allocable to any Seller under Section 11.1, or as to which a Tax refund or Tax credit is allocable to any Seller under Section 11.2, Purchaser shall procure that Sellers are provided with a copy of such completed return, and a statement (Purchaser will procure that supporting schedules and information are made available therewith) certifying the amount of Tax or Tax refund or Tax credit shown on such return that is allocable to each Seller pursuant to Section 11.1 or 11.2, at least thirty (30) calendar days prior to the due date (including any extension thereof) for the filing of such return, and each Seller shall have the right to review such return and statement prior to the filing of such return. Purchaser agrees to consult with each Seller and to attempt in good faith to resolve any issues arising as a result of the review of such return and statement by any Seller. Section 11.4 shall respectively apply as far as adjustments on transfer pricing or V.A.T. are concerned which give rise to indemnifications by Sellers according to Section 11.1(b).

11.5 Cooperation and Exchange of Information. Each Seller and Purchaser will cooperate with each other and will provide information to each other as either of them reasonably requests (and Purchaser shall cause the Controlled CropScience Group Companies to cooperate and provide information as delineated in the preceding sentence) in filing any Tax Return, amended return or claim for refund, determining any liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes relating to the Consolidated Companies 2000. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules and related work papers and documents relating to rulings or other determinations

by Tax Authorities. Each Seller and Purchaser shall make its employees available (and Purchaser shall cause the employees of the Controlled CropScience Group Companies to be available) on a mutually convenient basis to provide explanations of any relevant documents or information provided hereunder. Purchaser will retain all returns, schedules and work papers and all material records or other documents in its possession relating to Tax matters of the Controlled CropScience Group Companies for the taxable periods until December 31, 2001 until the earlier of (i) the expiration of the statute of limitations of the taxable periods to which such returns and other documents relate, without regard to extensions, or (ii) six years following the due date (without extension) for such returns. In no case will any of such documentation be disposed of until the final determination of any Tax audit. At any time before Purchaser disposes of any such documents, each Seller may request to copy and retain all or any part of such documents as such Seller may select. Purchaser to the extent legally permissible shall ensure that each Seller is given the opportunity to attend fiscal Tax audits of the Controlled CropScience Group Companies concerning the period up to December 31, 2001. Upon request of any Seller, Purchaser shall consult with Sellers prior to any discussions and negotiations with the Tax Authorities relating to the period up to December 31, 2001 and, to the extent legally possible, shall include representatives and such discussions and negotiations, notwithstanding the statutory obligations of the management of the Controlled CropScience Group Companies concerned. Section 11.5 shall respectively apply as far as transfer pricing adjustments or V.A.T. are concerned which give rise to indemnifications by Sellers according to Section 11.1(b).

11.6 Notification. After the Closing Date, Purchaser shall promptly notify each Seller upon learning of the commencement of any Tax audit or administrative or judicial proceeding that, if determined adversely to the Tax payer or after the lapse of time, would constitute a basis for indemnification under Section 11.1. Such notice shall be in writing and shall contain factual information (to the extent known to Purchaser) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Tax Authority in respect of any such asserted Tax liability. If any Seller is

not given prompt notice of an asserted Tax liability as required by this Section 11.6, then Sellers shall not have any obligation to indemnify Purchaser for any Loss arising out of such asserted Tax liability if and to the extent that Sellers have been precluded from successfully contesting the asserted Tax liability by Purchaser's failure to duly notify them.

11.7 Contest. Sellers (jointly with sellers under the Aventis SPA if these are liable under the corresponding provision of the Aventis SPA) may, and upon request of one of them must, elect to direct, through counsel of their own choice and at their own expense, any audit, claim for refund and administrative or judicial proceeding involving any asserted liability with respect to which indemnity may be sought under Section 11.1 (any such audit, claim for refund or proceeding relating to an asserted Tax liability is referred to herein as a "Contest"). However, Purchaser may, at its own expense, continue to participate in the Contest. If Sellers (as appropriate, jointly with sellers under the Aventis SPA) elect to direct a Contest, then Sellers shall, within thirty (30) calendar days of receipt of Purchaser's notice of asserted Tax liability, notify Purchaser of their intent to do so, and Purchaser shall cooperate and shall cause the Controlled CropScience Group Companies or their respective successors to cooperate, at Sellers' (including sellers under the Aventis SPA) expense (internally allocated based upon the Participation Quotas, or respectively, the participation quotas of sellers under the Aventis SPA in the Company), in each phase of such Contest. If Sellers (as appropriate, jointly with sellers under the Aventis SPA) do not elect to direct the Contest or fail to notify Purchaser of their election as herein provided, Purchaser or the Controlled CropScience Group Companies may pay, compromise or contest such asserted Tax liability; provided that neither Purchaser nor the Controlled CropScience Group Companies may settle or compromise any asserted Tax liability in spite of the objection of any Seller (which consent to settlement or compromise shall not be unreasonably withheld). In any event, Seller may participate, at their own expense, in any Contest. If Sellers (as appropriate, jointly with sellers under the Aventis SPA) choose to direct the Contest, Purchaser shall promptly empower and shall cause the Controlled CropScience Group Companies or their respective successor promptly to empower

(by power of attorney and such other documentation as may be necessary and appropriate) to the extent legally possible the designated representatives of Sellers and sellers under the Aventis SPA to represent Purchaser or the Controlled CropScience Group Companies or their successor in the Contest insofar as the Contest involves an asserted Tax liability for which Sellers would be liable under Section 11.1. In any audit, claim or refund, or administrative or judicial proceeding relating to Taxes involving (i) both a period ending on or prior to December 31, 2001 and a period ending after December 31, 2001, or (ii) involving an issue upon which Purchaser and any of Sellers have conflicting positions, any of Sellers may, through counsel of their choice and at their own expense, participate jointly with Purchaser. No settlement or compromise shall be entered into without the consent of all participating parties (including the sellers under the Aventis SPA, if participating). Nothing in this Section 11.7 shall prevent any party from taking any good faith position contrary to the interest of any other party.

11.8 Conveyance Taxes. Purchaser agrees to assume liability for and to pay all sales, use, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes incurred as a result of the transactions contemplated by Section 2.

11.9 Miscellaneous.

(a) To the extent permitted by Applicable Law, the parties agree to treat all payments made under this Section 11 other than Section 11.8, under any other indemnity provision contained in this Agreement, and for any misrepresentations or breach of warranties or covenants, as adjustments to the Purchase Price for all Tax purposes.

(b) For purposes of this Section 11, all references to Purchaser, Sellers or any Seller and the Controlled CropScience Group Companies include their respective legal successors.

(c) The obligations of the parties pursuant to this Section 11 shall survive the Closing Date and shall be time-barred six (6) months after the relevant Tax assessments for the Controlled

CropScience Group Companies have become final and binding with respect to the Tax periods until and including the Financial Date, provided that claims of any Seller shall not become time-barred earlier than six (6) months after Purchaser complied with its obligations under this Section 11.

(d) Any Tax sharing or similar agreements among Sellers and their Affiliates (other than the CropScience Group Companies) on the one side and any of the CropScience Group Companies on the other side shall be terminated as of the Financial Date. (It being understood that any breach of this covenant shall not prevent or delay the Closing.)

11.10 Social Contributions. From and after the Closing Date, Sellers in accordance with the Debtor Principle and the Pro Rata Principle agree to indemnify Purchaser for all Social Contribution payables of any Consolidated Companies FD for periods until the Financial Date if assessed after the Financial Date as a result of any audit for any period or portions thereof that ends on or before the Financial Date. Sections 11.1(d), 11.5, 11.6, 11.7 and 11.9 shall apply *mutatis mutandis*.

12. ENVIRONMENTAL MATTERS

Sellers shall indemnify and hold harmless Purchaser with respect to Environmental Damage and Damage Control Expenses incurred by an Environmental Indemnification Company in accordance with the following provisions:

12.1 Refund and Allocation of Damage Control Expense. Any Damage Control Expenses incurred after the Closing Date shall be allocated and refunded according to the following rules:

(a) The allocation of Damage Control Expenses according to the Debtor Principle shall be based upon the principles that (i) Sellers shall only be liable for a certain quota of any and all Damage Control Expenses to be borne by Sellers under the remaining provisions of this Section 12 (the "Individual Seller's Damage Control Expense Quota"), which quota shall be based

upon the rules explained under para. (b) below, (ii) an Annual Base Amount is to be borne by Purchaser as explained under para. (c) below, (iii) a cost sharing system applies as explained under para. (d) below, (iv) additionally a cap shall apply as explained under para. (e) below.

(b) The Individual Seller's Damage Control Expense Quota (for Sellers individually and in the aggregate) shall be computed as follows:

(i) Subject to (iii) below, the maximum amount to be allocated to any individual Seller as the Individual Seller's Damage Control Expense Quota shall be in accordance with the Joint Participation Principle (i.e., 24 % of all Damage Control Expenses incurred by any Fully Owned CropScience Company or Aventis CropScience itself).

(ii) Subject to (iii) below, if a Non-Fully Owned CropScience Company incurs Damage Control Expenses, the maximum amount to be allocated to any individual Seller as the Individual Seller's Damage Control Expense Quota is subject to the Pro Rata Shareholding Principle. For example: In case of a 51% owned CropScience Company, the maximum Individual Seller's Damage Control Expense Quota for Schering, SCIC, and Schering and SCIC in the aggregate amounts to twelve point twenty-four percent (12.24) (24 x 51%)).

(iii) For the avoidance of doubt: There shall be no double counting of Damage Control Expenses, and the Damage Control Expenses indemnifiable hereunder are the Damage Control Expenses which Purchaser or an Environmental Indemnification Company suffers directly, so that, for example, the reduced value of a Subsidiary or reduced dividend flows resulting from Damage Control Expenses incurred by the respective

shareholding company shall not be indemnifiable hereunder.

(c) With respect to the Operating Sites, Purchaser and the Environmental Indemnification Companies shall, on an annual and aggregate basis (per calendar year and *pro rata temporis* for the first calendar year after the Closing Date or the last calendar year of Sellers' obligation under Section 12.1(d)(i)), bear the cost of the first EUR 1,300,000 (the "Annual Base Amount") of all Damage Control Expenses; provided that the Annual Base Amount shall be reduced to EUR 1,000,000 with respect to the period between the tenth (10th) anniversary of the Closing and the fifteenth (15th) anniversary of the Closing. Any Damage Control Expenses submitted for refunding shall be fully counted against the Annual Base Amount for the calendar year of the corresponding Reimbursement Application based upon the chronological order of the dates of the corresponding invoices underlying such Reimbursement Application.

(d) Subject to the other provisions of this Section 12.1, Sellers shall bear a certain percentage, as stipulated below, of all Damage Control Expenses and Purchaser or the Environmental Indemnification Company concerned shall bear the remainder costs:

(i) If and to the extent Damage Control Expenses have been incurred with respect to an Operating Site the following shall apply:

(A) If and to the extent Purchaser can prove beyond reasonable doubt that the corresponding Environmental Contamination is solely attributable to activities prior to the Closing Date, Sellers (together with sellers under the Aventis SPA) shall bear [***] of such Damage Control Expenses (exceeding the Annual Base Amount as referred to in Section 12.1(c)) subject to para. (C) below;

(B) If and to the extent Purchaser cannot prove beyond reasonable doubt that the corresponding Environmental Contamination is solely attributable to activities prior to the Closing Date, subject to para. (C) below, and if and to the extent Sellers cannot prove beyond reasonable doubt that the corresponding Environmental Contamination is solely attributable to activities after the Closing Date, Sellers (together with sellers under the Aventis SPA) shall bear a percentage of the Damage Control Expenses (exceeding the Annual Base Amount as referred to in Section 12.1(c)) in accordance with the following sliding scale:

Damage Control Expenses with respect to which Environmental Notification or, where not applicable, Reimbursement Application is received in year (x) after Closing Date	Percentage of Damage Control Expenses to be borne by Sellers
[***];	

(C) With respect to a specific Operating Site, if and to the extent such Damage Control Expenses are incurred after a Closure Decision has been made or, if no Closure Decision has been made, after the date of the commencement of closure measures, Sellers (together with sellers under the Aventis SPA) shall bear a percentage of the Damage Control Expenses (exceeding the Annual Base Amount as referred to in Section 12.1(c)) in accordance with the following sliding scale:

Damage Control Expenses if a Closure Decision is made, received by Sellers or	Percentage of Damage Control Expenses to be borne by Sellers

closure measures are
commenced, respectively,
in year (x) after Closing
Date
[***]

For determination of the applicable Refund Percentage the following shall apply: The date when the Closure Decision is made shall be decisive if such Closure Decision is notified to Sellers within six (6) months thereafter; otherwise the date of receipt by Sellers of the notification of such Closure Decision shall be decisive or, in case no Closure Decision exists, the date of the commencement of closure measures shall be decisive.

It is understood between the parties that the Operating Site [***] shall not fall under Section 12.1(d)(i)(C) but shall always be treated according to Section 12.1(d)(i)(A) or (B), respectively, if the site shall have been shut down within nine (9) months following the Closing Date.

(ii) If and to the extent Damage Control Expenses have been incurred with respect to an Orphan Site, Sellers shall bear 100 % of such Damage Control Expenses. The application of the Pro Rata Principle and the Debtor Principle shall in this case (with respect to these Orphan Sites) throughout this Section 12 be based upon a fictitious 100 % Joint Participation Quota (as described in Section 8.3(a)(iii)). For the avoidance of doubt: With respect to those sites labeled as "Aventis Sites" in **Exhibit G**, Sellers shall not be liable to Purchaser at all regardless of whether these sites would fall under any other category of sites/locations dealt with in this Agreement.

(iii) If and to the extent Damage Control Expenses have been incurred with respect to a Third Party Location, Sellers shall not be liable under this Agreement.

(iv) If and to the extent Damage Control Expenses have been incurred with respect to an Unknown Site, Sellers (together with sellers under the Aventis SPA) shall bear 100 % of such Damage Control Expenses.

(e) In no event shall Sellers' aggregate obligation under Section 12.1(d)(i) or (d)(iv) exceed the Guarantee Cap. It being understood that any indemnification granted and actually paid by Sellers under Section 12.1(d)(i) or (d)(iv) or under any other provision for which the Guarantee Cap applies shall reduce the liability of Sellers under the Guarantee Cap. For the avoidance of doubt and as a consequence of the aforesaid: In no event unless explicitly otherwise provided shall any individual Seller's obligation or the aggregate obligation of Sellers under Section 12.1(d)(i) or (d)(iv) exceed the Guarantee Cap (e.g., in no event shall Schering, SCIC, Schering and SCIC in the aggregate be liable under Section (d)(i) or (d)(iv) in excess of the Guarantee Cap).

(f) Sellers shall not be liable under this Section 12 if and up to the amount the underlying circumstances:

(i) increased the Net Debt Position or reduced the Working Capital,

(ii) are the subject of valid and collectible claims (in particular any kind of indemnification claims) for corresponding performances of third parties, in particular by insurances (the validity risk and the insolvency risk associated with the collection of such claims regarding the third party shall be borne by Sellers pursuant to the Debtor Principle and the Pro Rata Principle), or

(iii) are attributable to Environmental Contaminations caused after the Closing Date.

To the extent Sellers are not liable as a consequence of this Section 12.1(f), such amounts shall not be regarded as Damage Control Expenses.

(g) In addition, Sellers shall not be liable under this Section 12 if and to the extent an Environmental Damage and thus any Damage Control Expenses have been accelerated by Purchaser or any of the Environmental Indemnification Companies by initiating any activities which a prudent business person would not have deemed reasonable with a view to all interests involved but not taking into regard the indemnifications contained in this Agreement (i) by procuring environmental studies, including drillings, or (ii) by approaching any Governmental Entity with respect to any environmental matter.

(h) With respect to any Damage Control Expenses which entail a liability of any Seller under this Section 12, Purchaser will, at the request of any Seller, cooperate with the respective Seller, including by providing administrative support (including all available information) reasonably required by such Seller in order to enable such Seller to pursue any own claims against any third party for indemnification with respect to the Environmental Contamination underlying such liability; Purchaser undertakes to provide such cooperation and support free of any charge to Sellers.

(i) If and to the extent, and with respect to any specific Operating Site, Purchaser has been indemnified for Damage Control Expenses under Section 12.1(d)(i) (A) or (B) (such indemnification with respect to such site the "Prior Operating Indemnification" and any percentage referred to in Section 12.1(d)(i) a "Refund Percentage") and at any time within five (5) years after the earlier of (i) receipt by Sellers of the corresponding Environmental Notification or (ii) receipt by Sellers of the corresponding Reimbursement Application, Purchaser or any Environmental Indemnification Company (i) passes a management board resolution, or (ii) makes any public announcement, whichever comes first, with respect to a Full Closure or a Partial Closure of that same site (the "Closure

Decision"), Purchaser shall inform Sellers in writing about such Closure Decision within a reasonable time period not exceeding six (6) months as of the Closure Decision and shall reimburse to Sellers in accordance with the Purchase Price Allocation within six (6) months after the date of the Closure Decision any amount of any Prior Operating Indemnification to the extent the Refund Percentage that has been applied to any Prior Operating Indemnification exceeds the Refund Percentage that would have applied if the Closure Decision had been taken at such prior time. If and to the extent Purchaser initiates any Full Closure or Partial Closure but prior to that has not taken a corresponding Closure Decision, for purposes of this para. (i) such decision shall be deemed taken at the date at which any measure has been undertaken that would reasonably be regarded to physically begin the implementation of such Full or Partial Closure. No interest will be due for such reimbursement of Sellers except for interest resulting from any default in the payment of such reimbursement (*Verzugszinsen*).

For purposes of exemplary clarification: If Purchaser has been indemnified by Sellers according to a Refund Percentage of 85 % for Damage Control Expenses, for which the corresponding Environmental Notification or Reimbursement Application, respectively, was received in year two (2) after the Closing Date with respect to a specific Operating Site and makes the Closure Decision regarding such site in year six (6) after the Closing Date (which – absent any Prior Operating Indemnification – would entitle him to a Refund Percentage of 40 %), Purchaser will be treated as if he had made such Closure Decision in year two (2) after the Closing Date (i.e., hypothetically entitling him to a Refund Percentage of only 50 %), and must, consequently, allocate and reimburse an amount equal to 35 % of the Damage Control Expenses which formed the basis of the Prior Operating Indemnification to Sellers in accordance with the Pro Rata Principle and by allocating such amount according to the Purchase Price Allocation. If such Closure Decision would have been made in year eight (8) following the Closing Date (i.e., more than five (5) years after

the Environmental Notification or Reimbursement Application, respectively), no reimbursement would be due.

12.2 Conditions to Certain Refunds. The refund of Damage Control Expenses under Section 12 is conditioned on the following:

(a) Purchaser shall endeavor to limit the amount of Damage Control Measures necessary in respect of any Environmental Contamination. This includes without limitation, an obligation of Purchaser to (i) initiate and diligently pursue all reasonable actions, to challenge (including by court proceeding) threatened or issued orders of Governmental Entities with respect to the determination of any Environmental Contamination or of any Environmental Damage and with respect to Damage Control Measures (the "Governmental Orders"), and (ii) to diligently pursue any reasonable third party private litigation. Purchaser shall not settle any matter relating to an Environmental Contamination without the written consent of Sellers which consent shall not be unreasonably withheld. Purchaser shall ensure that any remedial actions are designed and constructed in such a manner as to reasonably minimize Damage Control Expenses.

(b) Unless a Damage Control Measure is required by specific Governmental Order, Purchaser shall, (i) prior to undertaking any Damage Control Measures and (ii) if requested by Sellers (jointly with sellers under the Aventis SPA if these are held liable under the corresponding provision of the Aventis SPA) after they have received a notification pursuant to Section 12.3(b), obtain a report from an environmental professional expert in the subject matter of Environmental Contamination, designated as set forth below, (an "Expert") regarding the kind and extent of the Environmental Contamination and of the Damage Control Measure as well as the existence, extent and interpretation of Generally Accepted Industry Standards unless they are agreed between Sellers (and sellers under the Aventis SPA if these are held liable under the corresponding provision of the Aventis SPA) and Purchaser, the results of which report

shall create a rebuttable presumption regarding the extent of the Environmental Contaminations. If the circumstances warrant that a Damage Control Measure must be undertaken immediately under Environmental Law to avoid imminent danger to human health or consequences under criminal law on an emergency basis (*Gefahr in Verzug*) and it is not possible to obtain an Expert opinion prior to undertaking such Damage Control Measure, the requirement set forth in the immediately preceding sentence shall be complied with as soon as possible. Any Expert shall be selected jointly by Purchaser and Sellers (jointly with sellers under the Aventis SPA if these are held liable under the corresponding provision of the Aventis SPA). In the event that Purchaser and Sellers (jointly with sellers under the Aventis SPA if these are held liable under the corresponding provision of the Aventis SPA) cannot agree on an Expert, the Expert shall be selected by the President of the Chamber of Commerce in Frankfurt am Main. The report of the Expert, once approved by each Seller (and sellers under the Aventis SPA if these are held liable under the corresponding provision of the Aventis SPA) and by Purchaser, may be disclosed by each Seller (and sellers under the Aventis SPA if these are held liable under the corresponding provision of the Aventis SPA) or Purchaser to third parties, including Governmental Entities. Notwithstanding any other provision of this Agreement, the costs of retaining the Expert shall be allocated to Purchaser on the one side and Sellers (based upon the Joint Participation Principle) on the other side in accordance with the allocation of the Damage Control Expenses.

(c) Prior to incurring any Damage Control Expense required pursuant to a remedial action plan (an "RAP"), Purchaser shall provide each Seller with a draft of a proposed RAP at least twenty (20) Business Days before disclosure to any Governmental Entity or third party claimants and shall consider and incorporate when appropriate and consistent with this Agreement any comments and suggested modifications provided in writing within such 20-day period. Purchaser shall

not implement any RAP with respect to a Damage Control Measure without the prior written consent of each Seller, which consent shall not be unreasonably withheld or delayed; provided, however, that in the case of a Damage Control Measure undertaken in an emergency, an RAP may promptly be provided to the competent Governmental Entity. An RAP shall contain at least a description of the actions that will be undertaken in the Damage Control Measure and an estimation of the expenses that will be incurred in respect of the Damage Control Measure.

(d) Contractors hired to perform Damage Control Measures in excess of EUR 1,000,000 per contract shall be chosen according to customary bidding procedures from at least three (3) qualified independent companies selected by Purchaser to be invited to bid and reasonably acceptable to each Seller. If, in the opinion of Sellers and Purchaser, the bidders are of equal quality, expertise and experience, and the proposals of the bidders are sufficiently precise to allow direct comparison, the lowest bidder shall be awarded the contract.

(e) If Purchaser or any of the CropScience Group Companies become involved in a governmental or third party claim or action that are likely to result in an obligation of any Seller or all Sellers to indemnify Purchaser under this Section 12, Purchaser shall notify Sellers of such claim or action. Purchaser shall procure that Sellers and their advisors be granted a reasonable opportunity to participate in all administrative proceedings and court proceedings and in particular the process of evaluating the remedial actions to be taken in connection with the underlying Environmental Damage, including by participating in any communications with Governmental Entities or third party claimants (or by receiving prompt notice in reasonable details about any such material communications that were not pre-arranged).

(f) Sellers shall always be notified in advance of the selection of any Damage Control Measure and shall for any such Damage Control Measure upon reasonable prior notice be afforded the

opportunity to participate in the decision making regarding the structure and implementation of any Damage Control Measure, including the bidding process related thereto.

12.3 Post-Closing Date Environmental Contamination.

(a) In the event that a Damage Control Measure remedies an Environmental Contamination that is comprised of (i) Environmental Damage (i.e., the Environmental Contamination was created prior to the Closing Date) and (ii) Environmental Contamination created after the Closing Date, the obligation of any Seller pursuant to Section 12 hereof shall be only in respect of the Environmental Damage. Section 12.1(d)(i)(B) remains unaffected.

(b) Purchaser shall notify each Seller within reasonable time of any material Environmental Contamination and Environmental Damage (particularly Environmental Contamination resulting from spills and releases occurring/caused after the Closing Date) discovered if and as soon as under Applicable Law such Environmental Damage is to be reported to a Governmental Entity.

12.4 Application for Refund. Purchaser shall apply to each Seller it intends to hold liable for the refund of Damage Control Expenses according to Sections 12.1 and 12.2 hereof as follows:

(a) Purchaser shall request from such Seller reimbursement of identified amounts in a letter (a "Reimbursement Application"), which Reimbursement Application shall include to the extent applicable: (i) a copy of all invoices, receipts and other documentation (including claims) upon which the demand is based; (ii) a copy of the applicable contractor agreement and payment terms, and (iii) a receipt indicating the amounts disbursed to the applicable contractors together with contractor wiring instructions. For the avoidance of doubt: a Reimbursement Application shall also be required for all Damage Control Expenses that have been incurred following a corresponding Environmental Notification or Closure Decision.

(b) Each Seller will pay the portion of the refund of the Damage Control Expenses for which it is liable within one (1) month after receiving the Reimbursement Application unless a Reimbursement Application is not sufficiently substantiated.

(c) Any Seller shall not be responsible for Damage Control Expenses to the extent that a Reimbursement Application has not been received by such Seller within nine (9) months after the date of any invoice for which Purchaser seeks reimbursement.

12.5 Statute of Limitations.

(a) Any claims of Purchaser pursuant to Section 12.1(d) (i) or (iv) shall be subject to a limitation period (*Verjährung*) expiring on the [***] anniversary of the Closing Date. Any claims of Purchaser pursuant to Section 12.1(d) (ii) or (iii) shall be subject to a limitation period (*Verjährung*) expiring on the [***] anniversary of the Closing Date.

(b) The limitation periods outlined in para. (a) will only be interrupted with respect to specific claims for the refund of Damage Control Expenses if any Seller that Purchaser intends to hold liable for such Damage Control Expenses has received the corresponding Environmental Notification, Closure Decision or Reimbursement Application prior to the expiry of the applicable limitation period; provided that the limitation period outlined in para. (a) above with respect to specific claims under Section 12.1(d)(i), shall also be interrupted if Seller has received a notification by Purchaser that Purchaser or any Environmental Indemnification Company has commenced with the corresponding Damage Control Measures resulting from Generally Accepted Industry Standards by commissioning construction measures.

(c) Any Seller's obligation in respect of Section 12.1(d)(i) or 12.1(d)(iv) shall become time-barred (*Ausschlussfrist*) on the [***] anniversary of the Closing Date and any Seller's obligation in respect of Section 12.1(d)(ii) or 12.1(d)(iii) shall

become time-barred on the [***] anniversary of the Closing Date; provided that in the case of an interruption of the [***] limitation period as contemplated in the proviso contained in para. (b) above, any Seller's obligation in respect of Section 12.1(d)(i) shall become time-barred (*Ausschlussfrist*) after the lapse of [***] after the Closing Date (the respective period running until each of the above-mentioned anniversaries each a "Cut-Off Period"); i.e., regardless of any interruption of the limitation periods set forth in para. (b) above and only subject to para. (d) below, Sellers shall in no event be obliged to refund any Damage Control Expenses or to effect any payments to Purchaser under this Section 12 after the anniversaries mentioned above.

(d) The relevant Cut-Off Period for any respective claims of Purchaser shall only be interrupted if Purchaser has submitted to Sellers the respective Reimbursement Application and (i) Purchaser has initiated arbitration proceedings with respect to such claims in accordance with Section 14.17 within one (1) month after the submission of the respective Reimbursement Application or the expiration of the Cut-Off period, whichever is the later, or (ii) Schering has recognized such claims; provided that if such recognition takes place after the Cut-Off Period has expired, the recognizing Seller must have explicitly waived in writing the benefit of the Cut-Off Period.

12.6 Cost Summary. Purchaser shall semi-annually submit to Aventis Agriculture or any designee of Aventis Agriculture a written cost summary regarding all Damage Control Expenses for which invoices have been received by Purchaser or the respective Environmental Indemnification Company during the period nine (9) months to three (3) months prior to the submission of the cost summary. Such cost summary shall include all Reimbursement Applications and all relevant information pertaining thereto and available to Purchaser or any Environmental Indemnification Company (studies, reports, etc.), including a Damage Control Expense forecast and a short description of each Damage Control Measure, reasonably requested by Aventis Agriculture. Sellers reserve the right to review the Damage Control

Measures on a random basis, including by being provided access to the part of the respective real estate affected by the Damage Control Measures after prior written notice to and coordination with Purchaser. Purchaser acknowledges such right.

13. TERMINATION

13.1 Termination. This Agreement may be terminated at any time prior to the Closing

(a) by any party after the Closing Drop Date if the Closing shall not have occurred on or before such date; provided that the right to terminate this Agreement under this Section 13.1 shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date;

(b) by any party, if it has been finally determined (if applicable by the Special Appraiser) that any of the closing conditions set forth in Section 3.1 cannot be fulfilled;

(c) by the mutual written consent of all Sellers and Purchaser.

This Agreement shall furthermore automatically be terminated if and as soon as the Aventis SPA is terminated pursuant to the corresponding Section 13.1 (a) or (b) of the Aventis SPA.

13.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 13.1, this Agreement shall forthwith become void in its entirety and there shall be no liability on the part of either party hereto to any other party hereto except (i) that the provisions of this Section 13 and Sections 14.5 and 14.6 through 14.16 except 14.15 shall survive termination of the Agreement, and (ii) that nothing herein shall relieve either party from liability for any breach of this Agreement.

14. ADDITIONAL AGREEMENTS

14.1 Sellers' Rights under Partners' Agreement. Sellers hereby agree that the transactions contemplated by this Agreement will be consummated, and each Seller hereby waives all rights of first refusal or other preference rights it may have with respect to the sale and transfer of the Company Shares. Schering shall procure, to the extent legally possible, that all legal formalities required under the articles of association of the Company be fulfilled to implement the transactions contemplated by this Agreement. Sellers are in agreement that as of the Closing Date retroactively as of the Financial Date (i) the Partners' Agreement dated December 29, 1999 (notarial deed A. Prot. 1999/251 of the notary public Dr. Werner Wenger in Basel, Switzerland), as amended, and (ii) Section 10 and 11 of the AgrEvo Basic Agreement dated November 25, 1993 shall terminate vis-à-vis the CropScience Group Companies. Any rights of Sellers under said Partners' Agreement remain otherwise in full force and effect until the Closing Date. For the avoidance of doubt: If for any reason the Closing Date does not occur, rights and obligations of Sellers under said Partners' Agreement remain unaffected. Thereafter, the CropScience Group Companies have no further obligations or rights under the aforementioned agreements, which is to be procured by Purchaser.

14.2 Power of Attorney for Aventis. Sellers hereby jointly grant Aventis a power of attorney to act on their behalf with respect to any matter connected with this Agreement, which has an impact on Sellers and sellers under the Aventis SPA, after the Closing Date. Such power of attorney shall include without limitation any exercise of Sellers' rights to accept, deny or settle any indemnification granted to Purchaser hereunder. To the extent Aventis agrees on behalf of Sellers to any payment to be made to Purchaser or any CropScience Group Company under this Agreement, each Seller agrees to make such payment (on a pro rata basis) pursuant to the Debtor Principle if and when due. Sellers can only hold Aventis liable hereunder if it grossly negligently did not sufficiently consider the interests of Sellers after reasonable consultation with each Seller. Each Seller shall have the right to participate in any material communication between Aventis and Purchaser, and Aventis shall keep each Seller informed about any material development with respect to any matter for which it exercises the granted power of attorney. Aventis is under no obligation to make use of the power of attorney granted under this Section 1.1.

14.3 Non-Compete. Subject to any permitted holding of interests in Aventis CropScience under this Agreement by any of the Sellers, each of the Sellers hereby undertakes for itself and any of its Subsidiaries (other than the CropScience Group Companies) for a period of three (3) years following the Closing Date (the "Non-Compete Period") (i) not to conduct any activity within the territorial scope of the Agricultural Business of the CropScience Group Companies as of the Closing Date which would directly or indirectly compete with the Agricultural Business as conducted by the CropScience Group Companies as of the Closing Date or which would directly or indirectly result in such competition, (ii) subject to (iv) below not to acquire any interest in any Person, a core business of which (i.e., more than [***] of such Person's annual sale at the closing of such acquisition) is, directly or indirectly, to compete with the Agricultural Business of the CropScience Group Companies as conducted as of the Closing Date, and (iii) not to solicit any current employee of the CropScience Group; provided, however, that (i) the current activities of any affiliate of Schering and their respective Affiliates shall not constitute a competing conduct, (ii)

SCIC and its parent Schering may directly or indirectly hold interests or securities of any person solely as passive investment to the extent such investment cannot confer to SCIC or Schering, directly or indirectly more than one-third of the voting rights of such Person, (iii) Schering and its Subsidiaries may acquire interests in companies competing with the Agricultural Business with annual sales in the Agricultural Business of no more than EUR 50,000,000, and (iv) Schering and its Subsidiaries may acquire an interest in Persons a core business of which – up to a maximum of [***] of such Persons' annual sales – is, directly or indirectly, competing with the Agricultural Business as conducted by the CropScience Group Companies as of the Closing Date if they undertake to dispose of parts of such competing business within eighteen (18) months after consummation of such acquisition, such that the annual sales of such competing business of the acquired Person is reduced to a level of [***] or less of the total sales of the acquired Person on the date of the consummation of the acquisition; provided that after lapse of the Non-Compete Period such divestiture need not be completed if the eighteen (18) months period has not expired prior thereto. It being understood that Purchaser shall be granted a fair chance to acquire such competing business (e.g., in case of an auction to be included as a potential bidder).

It being understood that (i) Sellers may operate any business it has lawfully acquired in accordance with this Section 14.3 and (ii) research activities the results of which can also be used in the Agricultural Business, is not prohibited hereunder; provided that its commercial exploitation for use in the Agricultural Business as conducted by the CropScience Group Companies as of the Closing Date remains prohibited under this Section 14.3.

14.4 Expenses and Fees. Except as otherwise specifically provided in this Agreement, each party shall pay and bear its own expenses and fees (including attorneys', accountants', consultants' and advisors' fees) in connection with this Agreement or any of the transactions contemplated hereby. Subject to the foregoing, any fees and costs of merger control procedures, shall be borne by Purchaser.

14.5 Notices. All notices hereunder shall be given to the respective parties hereto by (i) telecopy, (ii) hand delivery or (iii) by registered letter with receipt confirmed ("*Einschreiben/Rückschein*") and shall be considered delivered in all respects when delivered as follows:

To Schering:

Schering Aktiengesellschaft
D-13342 Berlin
Germany
Attention: Legal Department

To SCIC:

Mailing Address for US Postal Service Deliveries:

SCIC Holdings LLC
PO Box 1000
Montville, New Jersey 07045-1000
USA
Attention: Wolfgang Kunze

Mailing Address for Carriers other than the US Postal Service:

SCIC Holdings LLC
340 Changebridge Road
Pine Brook, New Jersey 07058-9714
USA
Attention: Wolfgang Kunze

To Purchaser:

Bayer AG
D- 51368 Leverkusen
Attention: Legal Department Agriculture
Fax: (49) 214 3056524

With a copy to:

Bayer AG
Business Group Crop Protection
D- 51368 Leverkusen
Att.: Portfoliomanagement
Fax: (49) 2173 3636 66

To Aventis Agriculture:

Aventis
67917 Strasbourg, Cedex 9
France
Attention: General Counsel
Fax: (33) 3 88 99 1388

To Hoechst:

Hoechst Aktiengesellschaft
Industriepark Frankfurt am Main - Höchst
D-65926 Frankfurt am Main
Germany
Attention: Vorstand

With a copy to:

Aventis
67917 Strasbourg, Cedex 9
France
Attention: General Counsel

To Aventis Agriculture:

Aventis
67917 Strasbourg, Cedex 9
France
Attention: General Counsel
Fax: (33) 3 88 99 1388

To Aventis:

Aventis
67917 Strasbourg, Cedex 9
France
Attention: General Counsel
Fax: (33) 3 88 99 1388

or to such other address as any party hereto shall have designated by written notice to the other party from time to time.

14.6 Amendments. Any amendment of or supplement to this Agreement, including this provision and the Exhibits, must be in writing to be valid, and must be notarized if required by law.

14.7 Headings. In this Agreement the headings are inserted for convenience only and shall not affect the interpretation of this Agreement. Where a German or French term has been inserted in brackets it alone shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement.

14.8 Default Interest Rate. In the event that one of the parties to this Agreement is in default (*Verzug*) with payments under this Agreement, it shall pay default interest at a rate of EURIBOR (three months) prevailing at the respective due date and as adjusted from time to time thereafter plus 3% p.a. Interest shall be compounded annually and shall be calculated on the basis of actual days elapsed divided by 360. The right to claim further damages, if any, shall remain unaffected. For the avoidance of doubt: A party shall automatically and without any further notice requirements be regarded as being in default with payments if such payments are not effected when due. To the extent legally possible, all statutory provisions to the contrary are hereby waived by the parties.

14.9 Rights of Retention. Unless otherwise expressly provided in this Agreement, any rights of retention and set off of any of the parties are excluded, unless the underlying claims of the party exercising such right are either undisputed or confirmed by a non-appealable decision.

14.10 Complete Agreement. This Agreement supersedes any and all agreements entered into prior to the Closing Date, whether written or oral, that may exist between the parties with respect to the subject matter of this Agreement.

14.11 Successors. This Agreement shall inure to the benefit of and be binding upon the parties and the respective successors and assigns of the parties hereto only (i.e., no third party beneficiary). This Agreement or any rights and obligations hereunder shall not be assigned to any other person by any party hereto without the prior written consent of the other parties hereto, other than as expressly agreed herein; provided that Purchaser may assign rights under this Agreement to financing institutions for security purposes or any of their 100% controlled Subsidiaries, which remain 100% Subsidiaries and which must not further assign any such rights; and further provided that SCIC may assign rights and obligations under this Agreement to any of the 100% controlled Subsidiaries of Schering. Nothing herein contained shall prevent an assignment hereof to a successor (*Gesamtrechts- oder Einzelrechtsnachfolge*) of any party if such succession is created as a result of a merger or consolidation involving a transfer of ownership of all or substantially all of its assets by any party hereto; provided that the successor to such party in any such transaction shall assume in writing or as a matter of law the obligations of such party hereunder with full continuing liability of such party and further provided that prior written notice of such transaction shall be given by such party to the other parties hereto. No assignment shall relieve any party hereto of its obligations hereunder.

14.12 Further Documents. Each of the parties shall execute and deliver all such further documents and agreements and do such further acts as are reasonably required hereby and are not inconsistent with any other provisions of this Agreement.

14.13 Confidentiality.

(a) The parties agree to keep confidential all information obtained in connection with this Agreement (in the past or future) and its

performance as long as and to the extent that it has not been made known to the public without fault of any of the parties; provided, however, that Purchaser shall not be restricted from sharing information with financial institutions involved in the financing of the transactions contemplated herein. If this Agreement is terminated or rescinded for any reason, this confidentiality obligation shall remain in effect for a period of seven (7) years. After the signing of this Agreement, the parties shall jointly issue a press release. Neither party shall, without the prior consultation of the other, issue any oral or written statement to the press or to the public regarding this Agreement, except as required by law or the rules of any stock exchange or governmental or other regulatory authority, including the requirement to make a disclosure of the value of the consideration in the next published accounts of either party. Nothing in this Section 14.13(a) shall be understood to prevent any party from filing a claim against the other party on the basis of this Agreement.

(b) In addition to Section 14.13(a) and except as otherwise provided in this Agreement, after the date of this Agreement and for a period of seven (7) years thereafter or such longer period as otherwise provided in contracts of the CropScience Group Companies with third parties, Sellers and their Affiliates shall not use or disclose to third parties any information disclosed, transferred, assigned, licensed or otherwise made available by or to Purchaser hereunder and relating to the Agricultural Business, unless (i) such information is needed by Seller or their Affiliates to continue their commercial activities – other than the Agricultural Business - or to execute their rights or comply with their obligations hereunder, (ii) is or becomes public knowledge through no fault of the respective Seller, (iii) is passed to the respective Seller after the Closing Date by a third party which is under no obligation of confidentiality, or (iv) has to be disclosed by the respective Seller pursuant to law, judicial or official order; in such case the respective Seller shall notify Purchaser not less than 10

(ten) days before making the impending disclosure, if such advance notification is permissible and reasonably feasible, but in any case immediately after having made the disclosure if no advance notification has been made.

14.14 Severability Clause. If any provision of this Agreement should be invalid or unenforceable in whole or in part for any reason whatsoever, the remaining provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be replaced with a valid and enforceable provision renegotiated in good faith in order to achieve the intent of the parties to the fullest extent possible. If this Agreement should contain a contractual gap, such reasonable provision shall apply for the purpose of filling such contractual gap, which the parties had intended in view of the purpose of this Agreement if they had considered the issue.

14.15 Access to Information. Purchaser shall procure that each of the Sellers and their advisors have reasonable access to the employees, documents, books and records of each of the CropScience Group Companies including any successors, so that each of the Sellers can fully enforce any rights and determine any obligations it may have under this Agreement or in relation to the CropScience Group towards third parties or authorities. If and to the extent any Seller may have any rights to receive additional payments of Purchaser, Purchaser shall procure that such Seller receive the necessary information without any further request.

14.16 Governing Law. This Agreement shall be governed by the laws of Germany unless the application of a foreign law is compulsory.

14.17 Arbitration. All disputes arising in connection with this Agreement or its validity shall be finally settled according to the Arbitration Rules of the German Institution of Arbitration e.V. (*DIS*) without recourse to the ordinary courts of law except for interim proceedings (*einstweiliger Rechtschutz*). The exclusive place of arbitration shall be Frankfurt am Main. The arbitral tribunal shall consist of three arbitrators, appointed in accordance with said Arbitration Rules. The substantive law of

Germany shall be applicable to the dispute. The language of the arbitral proceedings shall be English.

* * * * *

IN WITNESS WHEREOF, the Parties have executed this Stock Purchase Agreement as of the date first written above.

SCHERING AKTIENGESELLSCHAFT

By: /s/ DR. JÖRG SPIEKERKÖTTER
Name: Dr. Jörg Spiekerkötter
Title: Head of Finance

and

By: /s/ JÜRGEN SCHWITTERS
Name: Jürgen Schwitters
Title: Head of Accounting

SCIC HOLDINGS LLC

By: /s/ DR. NICOLAS VON BEHR
Name: Dr. Nicolas von Behr
Title: Attorney-at-Fact

BAYER AG

By: /s/ DR. GERHART MARCHAND
Name: Dr. Gerhart Marchand
Title: Head of Legal Department
Agriculture Bayer AG

and

By: /s/ DR. BERNWARD GARTHOFF
Name: Dr. Bernward Garthoff
Title: Head of Portfoliomanagement
Bayer AG, Business Group Crop
Protection

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT



By: ______________________
Name: Dr. Hubertus Erlen
Title: CEO

Date: March 12th, 2002